Exhibit 99.1

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2015

March 30, 2016

Cipher Pharmaceuticals Inc. 2015 Annual Information Form

TABLE OF CONTENTS

EXPLANATORY NOTES	i

Trademarks	i
Currency	i
Market Data	i

CAUTION REGARDING FORWARD-LOOKING STATEMENTS	ii

CORPORATE STRUCTURE	1

GENERAL DEVELOPMENT OF THE BUSINESS	1

History of the Company	1
Developments in 2015	2

THE BUSINESS	4

General	4
Technology Partnerships	4
Drug Delivery Technologies	5
Acquisition of Innocutis	5
Athyrium Debt Facility	6
Products	6
CIP-ISOTRETINOIN (Absorica®/Epuris®)	6
CIP-FENOFIBRATE (Lipofen®)	7
CIP-TRAMADOL ER (ConZip® / Durela®)	8
Beteflam	9
Melanovus Assets	9
Ozenoxacin	9
The Astion Portfolio	9
CF101	10
Sitavig® (acquired with the Innocutis acquisition)	11
Nuvail® (acquired with the Innocutis acquisition)	11
Bionect® (acquired with the Innocutis acquisition)	11
Specialized Skill and Knowledge	12
Strategy	13
Competitive Conditions	13
Environmental, Health and Safety Matters	13
Manufacturing, Supply and Production	13
Employees	14
Liquidity and Capital Resources	14
Revenues for the Last Two Financial Years	14

RISK FACTORS	15

Risks Related to Cipher and its Business Operations	15
Risks Related to Our Intellectual Property	29
Risks Related to Our Common Shares	32

DIVIDENDS	34

DESCRIPTION OF CAPITAL STRUCTURE	34

Common Shares	35
Preference Shares	35

Cipher Pharmaceuticals Inc. 2015 Annual Information Form

MARKET FOR SECURITIES	35

DIRECTORS AND OFFICERS	36

TRANSFER AGENT AND REGISTRAR	37

MATERIAL CONTRACTS	37

Master Licensing and Clinical Supply Agreement	37
Lipofen® Distribution and Supply Agreement	37
CIP-ISOTRETINOIN Development, Distribution and Supply Agreement	37
ConZip® Distribution and Supply Agreement	37
Membership Interests Purchase Agreement	38
Securities Purchase Agreement	38
Settlement Agreement	38

AUDIT COMMITTEE INFORMATION	38

Relevant Education and Experience of Audit Committee Members	38
Pre-Approval Policies and Procedures	40
External Auditor Service Fees	40

INTEREST OF EXPERTS	40

ADDITIONAL INFORMATION	40

SCHEDULE A CHARTER OF THE AUDIT COMMITTEE OF CIPHER PHARMACEUTICALS INC.

Cipher Pharmaceuticals Inc. 2015 Annual Information Form

EXPLANATORY NOTES

Unless otherwise stated, the information in this Annual Information Form (“AIF”) is stated as of December 31, 2015, and all references to the Company’s fiscal year are to the year ended December 31, 2015. In this AIF, references to the “Company”, “Cipher”, “we”, “us” and “our” refer to Cipher Pharmaceuticals Inc. and its subsidiaries, unless the context requires otherwise.

Information contained on, or otherwise accessed through, the website of the Company, www.cipherpharma.com shall not be deemed to be a part of this AIF and such information is not incorporated by reference herein and should not be relied upon by readers for the purpose of determining whether to invest in the common shares of the Company (the “Common Shares”) or any other securities of the Company.

Unless otherwise indicated, all charts, tables and figures are prepared by the Company’s management.

Trademarks

This AIF includes trademarks which are protected under applicable intellectual property laws and are the property of the Company or its affiliates. Solely for convenience, the trademarks of the Company referred to in this AIF may appear with or without the ® or TM symbol, but such references or the absence thereof are not intended to indicate, in any way, that the Company or its affiliates will not assert, to the fullest extent under applicable law, their respective rights or the right of the applicable licensor to these trademarks. Any other trademarks used in this Annul Information Form are the property of their respective owners.

Currency

All references to “$” in this AIF refer to Canadian dollars and all references to “US$” are to United States dollars, unless otherwise indicated.

Effective April 1, 2015, the Company changed its presentation currency for financial reporting from the Canadian dollar to the United States dollar. For the period ended March 31, 2015 and for all prior periods, the financial statements were presented in Canadian dollars. The comparative figures disclosed in the financial statements for the year ended December 31, 2015, have been retrospectively changed to reflect the change in presentation currency to the U.S. dollar, as if the U.S. dollar had been used as the presentation currency for all prior periods.

Market Data

This AIF contains statistical data, market research and industry forecasts that were obtained, unless otherwise indicated, from independent industry and government publications and reports or based on estimates derived from such publications and reports and management’s knowledge of, and experience in, the markets in which the Company operates. Industry and government publications and reports generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. While the Company believes this data to be reliable, market and industry data is subject to variation and cannot be verified due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. The Company has not independently verified the accuracy or completeness of such information contained herein. In addition, projections, assumptions and estimates of the Company’s future performance and the future performance of the industry in which the Company operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the heading “Risk Factors” in this AIF.

Cipher Pharmaceuticals Inc. 2015 Annual Information Form

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and other provincial securities law in Canada and U.S. securities laws. These forward-looking statements include, among others, statements with respect to our objectives, goals and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “hope” and “continue” (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. We caution readers not to place undue reliance on these statements as a number of important factors, many of which are beyond our control, could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, our ability to enter into in-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our dependency on a limited number of products; integration difficulties and other risks if we acquire or in-license technologies or product candidates; reliance on third parties for the marketing of certain products; the product approval process is highly unpredictable; the timing of completion of clinical trials; reliance on third parties to manufacture our products; we may be subject to product liability claims; unexpected product safety or efficacy concerns may arise; we generate license revenue from a limited number of distribution and supply agreements; the pharmaceutical industry is highly competitive; requirements for additional capital to fund future operations; dependence on key managerial personnel and external collaborators; no assurance that we will receive regulatory approvals in the U.S., Canada or any other jurisdictions; certain of our products are subject to regulation as controlled substances; limitations on reimbursement in the healthcare industry; limited reimbursement for products by government authorities and third-party payor policies; various laws pertaining to health care fraud and abuse; reliance on the success of strategic investments and partnerships; the publication of negative results of clinical trials; unpredictable development goals and projected time frames; rising insurance costs; ability to enforce covenants not to compete; risks associated with the industry in which it operates; we may be unsuccessful in evaluating material risks involved in completed and future acquisitions; we may be unable to identify, acquire or integrate acquisition targets successfully; operations in the U.S.; inability to meet covenants under our credit facilities; compliance with privacy and security regulation; our policies regarding returns, allowances and chargebacks may reduce revenues; certain regulations could restrict our activities; additional regulatory burden and controls over financial reporting; reliance on third parties to perform certain services; general commercial litigation, class actions, other litigation claims and regulatory actions; being a foreign private issuer may limit the information available to U.S. shareholders; we may lose our foreign private issuer status which could result in significant additional costs; the potential violation of intellectual property rights of third parties; our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our products; changes in U.S., Canadian or foreign patent laws; litigation in the pharmaceutical industry concerning the manufacture and supply of novel and generic versions of existing drugs; inability to protect our trademarks from infringement; shareholders may be further diluted; volatility of our share price; a significant shareholder; we do not currently intend to pay dividends; our operating results may fluctuate significantly; and our debt obligations will have priority over the Common Shares in the event of a liquidation, dissolution or winding up.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When reviewing our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Additional information about factors that may cause actual results to differ materially from expectations, and about material factors or assumptions applied in making forward-looking statements, may be found in the “Risk Factors” section hereof and under “Business Risks” and elsewhere in our Management’s Discussion and Analysis of Operating Results and Financial Position for the year ended December 31, 2015, and elsewhere in our filings with Canadian and U.S. securities regulators. Except as required by Canadian or U.S. securities laws, we do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf; such statements speak only as of the date made. The forward-looking statements included herein are expressly qualified in their entirety by this cautionary language.

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CORPORATE STRUCTURE

Cipher Pharmaceuticals Inc. was formed by articles of incorporation under the Business Corporations Act (Ontario) (the “OBCA”) on January 9, 2004. The Company’s head and registered office is located at 2345 Argentia Road, Suite 100A, Mississauga, ON, L5N 8K4. The Company is the successor to the drug development and pharmaceutical research business of CML HealthCare Inc. (“CML”). On October 31, 2008, the Company’s three wholly-owned subsidiaries, Cipher Canada Inc., Cipher Pharmaceuticals Ltd. and Cipher Holdings (Barbados) Ltd., were wound up by way of voluntary dissolution under the OBCA. Since January 1, 2008, all operating activities have been carried out by Cipher Pharmaceuticals Inc. Prior to December 31, 2007, research and development activities were carried out by Cipher Pharmaceuticals Ltd. In conjunction with the acquisition of Innocutis Holdings, LLC on April 13, 2015, the following companies were also added to Cipher’s corporate structure: Cipher US Holdings Inc., Cipher Pharmaceuticals US HoldCo LLC, Cipher Pharmaceuticals US LLC and 3284650 Nova Scotia Company. All of these entities are wholly-owned by Cipher and are organized in Delaware except 3284650 Nova Scotia Company which is incorporated in Nova Scotia.

GENERAL DEVELOPMENT OF THE BUSINESS

History of the Company

This section describes the important developments for the Company in general and for its products over the last three completed financial years. Additional details related to the Company’s products are included in the “Products” section of this document.

In April 2013, Cipher entered into a distribution and supply agreement with Tecnofarma International Ltd. (“Tecnofarma”) under which Tecnofarma was granted the exclusive right to market, sell and distribute CIP-TRAMADOL ER in Latin America. Tecnofarma, headquartered in Uruguay, operates in 18 Latin American countries and plans to launch the product in certain territories, including Brazil and Mexico. Under the terms of the agreement, Cipher will receive an upfront payment and is eligible for additional milestones based upon regulatory approval in Brazil and Mexico. Cipher will supply product to Tecnofarma and product manufacturing will be fulfilled by Galephar Pharmaceutical Research, Inc. (“Galephar”).

In June 2013, Cipher launched Epuris® (CIP-ISOTRETINOIN) capsules in the Canadian market.

On September 17, 2013, Ranbaxy Pharmaceuticals, Inc. (together with its affiliates “Ranbaxy”) received a Paragraph IV Certification Notice of filing from Watson Laboratories Inc. (“Watson”) of an Abbreviated New Drug Application (“ANDA”) to the U.S. Food and Drug Administration (“FDA”) for a generic version of AbsoricaTM (isotretinoin capsules). A patent infringement lawsuit against Watson was filed by Ranbaxy, Cipher and Galephar on October 29, 2013 and, as a result, the ANDA was subject to a 30-month stay of FDA approval, beginning on the date the notification letter was received. The stay of FDA approval lasts until there is a final court ruling, or a settlement, or the 30-month stay expires.

Effective September 20, 2013, the Toronto Stock Exchange added the shares of Cipher to the S&P/TSX SmallCap Index.

On January 21, 2014, Cipher announced that its marketing partner for Absorica® reached a cumulative sales milestone in accordance with the parties’ commercial agreement, triggering a one-time US$5.0 million (net) payment to Cipher. This revenue was included in Cipher’s Q4 2013 financial results.

On February 5, 2014, Gerald McDole was appointed as Chair of the Board of Directors of the Company. Mr. McDole has been a member of Cipher’s Board since 2004.

On March 25, 2014, Cipher announced that Thomas G. Wellner was appointed to the Board of Directors of the Company. Mr. Wellner, former co-Chief Executive Officer of LifeLabs LP, was responsible for leading the integration of CML HealthCare Inc. into LifeLabs’ organization. Mr. Wellner became President and Chief Executive Officer of Revera Inc. shortly after his appointment to the Cipher Board.

Cipher Pharmaceuticals Inc. 2015 Annual Information Form

On June 18, 2014, Cipher Pharmaceuticals announced it entered into a definitive distribution and supply agreement with Laboratorios Andrómaco S.A. (“Andrómaco”) under which Cipher granted Andrómaco the exclusive right to market, sell and distribute Cipher’s isotretinoin capsules in Chile. Andrómaco is a leader in the production and marketing of pharmaceutical products in Chile and certain other Latin American countries. Once regulatory approval is granted, it is expected that Cipher’s product will be marketed under the brand name Lisacne-CIP, replacing Andrómaco’s current isotretinoin product, Lisacne. Under the terms of the agreement, Cipher will supply product to Andrómaco and product manufacturing will be fulfilled by Galephar.

Shawn Patrick O’Brien was appointed as Chief Executive Officer of Cipher, effective June 30, 2014. Mr. O’Brien brings 30 years of global executive leadership experience in the pharmaceutical and biotechnology sectors. He was one of the three founders of AltheRx Pharmaceuticals, President and Chief Executive Officer of Profectus BioSciences Inc., as well as President and Chief Executive Officer of Solstice Neurosciences, Inc. Previously, Mr. O’Brien spent 17 years with AstraZeneca Pharmaceuticals, where he held multiple senior-level positions in Canada and the U.S. Mr. O’Brien began his career at The Upjohn Company of Canada.

On July 24, 2014, Cipher entered into a definitive distribution and supply agreement with Ranbaxy Laboratories Ltd. (“Ranbaxy India”) under which Cipher granted them the exclusive right to market, sell and distribute Cipher’s isotretinoin capsules in Brazil. Ranbaxy India plans to promote the product through a brand dermatology division in Brazil. Cipher’s isotretinoin formulation is expected to be the flagship product in Ranbaxy India’s dermatology franchise in Brazil, once it achieves regulatory approval.

In October 2014, Ranbaxy launched Absorica® (isotretinoin) 25 mg and 35 mg capsules in the U.S. market.

On November 24, 2014, Cipher’s common shares were approved for listing and began trading on the NASDAQ Global Market (the “NASDAQ”) under the trading ticker symbol “CPHR”. Cipher’s common shares continued to be listed in Canada on the Toronto Stock Exchange, however, the Company’s ticker symbol changed to “CPH” effective November 24, 2014.

On December 18, 2014, Cipher announced that its Board of Directors approved a By-law (the “Advance Notice By-law”) that requires advance notice to the Company where director nominations are made by shareholders of the Company, subject to specified exceptions. The Advance Notice By-law is similar to the Advance notice by-laws adopted by many other Canadian public companies and is intended to ensure that all shareholders receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. The Advance Notice By-Law was subsequently confirmed and ratified by shareholders.

In late December 2014, Cipher acquired the assets of Melanovus Oncology Inc. (“Melanovus”), a Pennsylvania-based life sciences company. The assets include seven pre-clinical compounds for the treatment of melanoma and other cancers. Founded in 2012, Melanovus acquired an exclusive global license to a library of compounds and related intellectual property from the Penn State Research Foundation. The compounds originate from work done by Dr. Gavin Robertson, professor of pharmacology, pathology, dermatology and surgery at Penn State University, and director of the Penn State Hershey Melanoma Center. Melanovus’ lead product candidate, Nanolipolee-007, is a liposomal formulation of a plant-derived compound that is a first-in-class cholesterol-transport inhibitor which has demonstrated anti-proliferative activity against certain melanoma cell lines (including B-raf resistant strains) in vitro as well as in early in vivo mouse studies. Cipher will pursue pre-clinical studies leading to Investigational New Drug status with the FDA, Health Canada and other health authorities. The plan for the development of the remaining compounds in the portfolio has not yet been established. The transaction included an upfront payment to Melanovus of US$500,000, as well as the payment of certain IP expenses related to patent prosecution and maintenance.

Developments in 2015

On January 7, 2015, Cipher announced that it had licensed the Canadian rights to Ozenoxacin, a topical treatment for adult and paediatric patients with impetigo, from Ferrer Internacional S.A. (“Ferrer”), a privately-held Spanish pharmaceutical company. Ferrer obtained exclusive worldwide rights (except China, Japan, Korea and Taiwan) to Ozenoxacin from Toyama. Ozenoxacin, formulated as a one per cent topical cream, is the subject of a number of granted and pending patent applications. Under the terms of the agreement, Ferrer will receive an upfront payment and is eligible for development milestones and revenues from product sales in Canada. Ferrer will manufacture Ozenoxacin and deliver finished product to Cipher.

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On February 12, 2015, Cipher announced that the Beteflam Patch was accepted for review by Health Canada. The Beteflam Patch is a novel, patent-protected, self-adhesive medicated plaster containing 0.1% betamethasone valerate, for the treatment of inflammatory skin conditions such as chronic plaque psoriasis. Cipher licensed the Canadian rights to the Beteflam Patch in 2012 from Institut Biochimique SA (“IBSA”), a pharmaceutical company based in Switzerland. The efficacy and safety of the product has been established in two successful phase III trials and one successful phase IV trial conducted by IBSA. IBSA recently published positive results from a large non-inferiority study, which compared the product to Dovobet (betamethasone plus calcipotriol), a commonly prescribed combination product containing a corticosteroid and a vitamin D analogue. Acceptance for review by Health Canada resulted in a $150,000 milestone payment from Cipher to IBSA.

On February 26, 2015, Cipher announced the acquisition of the worldwide rights to three products from Astion Pharma (“Astion”), a Denmark-based specialty pharmaceutical company. The three products are focused on inflammatory dermatological diseases: DermadexinTM, PruridexinTM, and ASF-1096.

On March 23, 2015, Cipher announced the licensing of the Canadian distribution rights to CF101, a novel chemical entity being developed by Can-Fite Biopharma Ltd. (“Can-Fite”) for moderate to severe plaque psoriasis and rheumatoid arthritis.

On April 13, 2015, Cipher announced the acquisition of Innocutis Holdings LLC. (“Innocutis”), a privately held specialty dermatology company. Consideration for the acquisition was US$45.5 million in cash paid on closing. The agreement also includes additional Innocutis management incentive payments of up to US$3.0 million in cash over a three-year period based on the achievement of certain financial performance targets. The first component of the incentive program, related to achievement of an EBITDA target in 2015, was not achieved and, as a result, the maximum that could be paid out in the future, as of the date hereof, is US$2.0 million. Cipher filed a Business Acquisition Report dated May 7, 2015 with respect to this acquisition.

In conjunction with the acquisition of Innocutis, Cipher closed on a private offering of US$100 million in aggregate principal amount of Senior Secured Notes due 2020 (the “Notes”) provided by investment funds managed by Athyrium Capital Management (together, “Athyrium”). The Company received an initial drawdown of US$40 million, which was used to fund the majority of the purchase price for Innocutis. The remaining balance of the Notes (US$60 million) will be made available, subject to certain conditions, to finance future acquisitions. The Notes bear interest at a fixed rate of 10.25% per annum, payable quarterly in arrears on the last day of each quarter, and mature in five years, unless earlier repurchased. The Notes are interest-only and are secured by assets of the Company and its subsidiaries, subject to certain exceptions. In connection with the offering, Cipher issued Athyrium 600,000 common share purchase warrants. The warrants are exercisable at US$9.22 and expire seven years following issuance.

On May 6, 2015, Cipher announced it strengthened its Canadian dermatology portfolio by acquiring the Canadian rights to Vaniqa® and Actikerall® from Almirall S.A. Both products have been approved by Health Canada. VANIQA is a prescription cream clinically proven to reduce the growth of unwanted facial hair in women. The product was approved by Health Canada in 2001. Actikerall is indicated for the topical treatment of slightly palpable and/or moderately thick hyperkeratotic actinic keratosis, a pre-cancerous patch of thick, scaly, or crusty skin. Actikerall has been shown to be superior to placebo and non-inferior to diclofenac gel in the treatment of actinic keratosis. The product was approved by Health Canada on July 31, 2014. Almirall received an upfront payment of $0.45 million and is eligible for certain milestones from product sales in Canada. Almirall will supply finished product to Cipher.

On June 2, 2015 Cipher announced that Vaniqa® was launched on the Canadian market.

On July 30, 2015, Cipher announced that Ferrer had successfully completed the second phase III clinical trial for Ozenoxacin. The study, which involved Ozenoxacin formulated as a topical treatment for dermatological infectious conditions in adults and paediatric patients aged 2 months and older, demonstrated the superiority of Ozenoxacin 1% cream, applied twice daily for 5 days, versus placebo on both the clinical and bacteriological endpoints by end of therapy visit (day 6-7). In addition, Ozenoxacin 1% cream demonstrated superior bacteriological cure compared to placebo as early as visit 2 (day 3-4). Ozenoxacin 1% cream was shown to be safe and very well tolerated in the adult and paediatric population. The trial was conducted at 44 centres in the United States, Puerto Rico, South Africa, Germany, Romania, Russia, and Spain, and involved 412 adult and paediatric patients aged 2 months and older with a clinical diagnosis of bullous or non-bullous impetigo. Ferrer expects a first regulatory filing of Ozenoxacin in Europe in the first quarter of 2016 and expects their U.S. license partner to file for U.S. regulatory approval also in the first quarter of 2016.

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On August 4, 2015, Cipher announced that it received an Acceptance Review Notification for its 510(k) submission for DermadexinTM to the FDA. The notification confirms that the submission contains all of the necessary elements and information needed to proceed with the substantive review. DermadexinTM is a patent-protected topical barrier-repair cream, targeting seborrheic dermatitis, an inflammatory skin disorder affecting the scalp, face, and torso, and contains the ingredient Pyridine-3-Carboximade Glyceryl Monocaprylate (“P3GCM”).

On October 5, 2015, Cipher announced that the Company, along with its partners, Ranbaxy and Galephar, entered into a settlement Agreement with Actavis Laboratories F1, Inc., Andrx Corp., Actavis, Inc. and Actavis Pharma, Inc. (collectively, “Actavis”) that dismissed the patent litigation suit relating to Actavis’ ANDA for a generic version of Absorica® (isotretinoin capsules). As part of the settlement agreement, Cipher, Ranbaxy and Galephar entered into a non-exclusive license agreement with Actavis under which Actavis may begin selling its generic version of Absorica® in the U.S. on December 27, 2020 (approximately nine months prior to the expiration of the patents in September 2021) or earlier under certain circumstances. The settlement agreement was subject to review by the U.S. Federal Trade Commission and the U.S. Department of Justice.

On December 7, 2015, Cipher announced the approval of BeteflamTM by Health Canada. Beteflam is a novel, glucocorticoid-based patent-protected treatment of mild to moderate plaque psoriasis of the elbows and knees for a maximum duration of 30 days in adult patients.

See the “Products” section below for additional information on the history of the Company’s products.

THE BUSINESS

General

Cipher is a growing specialty pharmaceutical dermatology company, with a robust and diversified portfolio of commercial and late stage products. Cipher acquires first-in-class or best-in-class products and transformative compounds that fulfill high unmet medical needs in dermatology. Our experienced management team has a proven track record of successfully managing the required clinical development and regulatory approval processes and marketing products either directly or through partners. Our core capabilities include clinical and regulatory affairs, product licensing, supply chain management, and marketing and sales.

Technology Partnerships

The Company currently in-licenses four products based on two proprietary drug delivery technologies; three products from Galephar and one product from IBSA. The licensed drug delivery technologies have been applied successfully to a variety of active ingredients. The Company has established a collaborative partnership with Galephar, a Puerto Rico-based company with oral and pulmonary drug delivery technology, formulation, manufacturing and quality control expertise. Galephar has licensed the commercial rights for three compounds to the Company for certain geographical regions.

In particular, the Company entered into a Master Licensing and Clinical Supply Agreement with Galephar in February 2002 for rights to sell, market and distribute, on a perpetual basis, as follows:

•	exclusive rights throughout the world for Galephar’s capsule formulation of Tramadol;

•	exclusive rights in North, South and Central America, the Caribbean and Bermuda for Galephar’s capsule formulation of Isotretinoin and non-exclusive rights in certain other countries; and

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•	exclusive rights in North, South and Central America, the Caribbean and Bermuda for Galephar’s capsule formulation of Fenofibrate and non-exclusive rights in certain other countries.

The Master Licensing and Clinical Supply Agreement gives the Company the right to conduct all studies and tests required by the FDA and other regulatory authorities in the geographic area where the pharmaceutical product is being packaged, tested, approved and/or marketed, as well as the right to prepare, file and prosecute any regulatory submissions for approval in such geographic area. Milestone payments for these products have been paid in full.

Cipher is obliged to pay Galephar fifty percent (50%) of any (i) distribution fees it receives, (ii) net sales revenue less manufacturing costs and (iii) royalties received, except that prior to issuance of a patent for a product, only 30% of royalties are payable. If Cipher or its affiliates are directly selling to wholesalers, 12% of net sales received by Cipher is payable to Galephar, or 7% prior to issuance of a patent. No payments are required with respect to a sale of a product occurring 20 years after the first sale of the product in the country or, if a patent is obtained, when the patents lapse in that country for the product, whichever is later. Galephar also supplies product to Cipher through commercial supply agreements for each product.

Drug Delivery Technologies

Certain of the Company’s marketed products utilize drug delivery technologies licensed from Galephar:

Oral Lidose® Technology. Galephar’s oral semi-liquid capsule drug delivery technology is a patent-protected drug delivery system. Active ingredients are incorporated in semi-solid or liquid compositions contained in capsules. This delivery system facilitates low manufacturing costs, while delivering super-bioavailability for relatively water-insoluble compounds. CIP-FENOFIBRATE and CIP-ISOTRETINOIN are based on the Lidose drug delivery system.

Oral Controlled-Released Bead Technology. Galephar’s multiple particle controlled release capsule technology (“MPCRC”), is based on unique extrusion and spheronization methods, and produces beads containing up to 80% active ingredient. Each coated bead is a controlled release system in itself, and the multi-particulate system provides smooth consistent plasma levels over an extended period of time. The system is virtually pH-independent enabling the product to be taken with or without food. MPCRC enables CIP-TRAMADOL ER.

The Company has also licensed Beteflam from IBSA that utilizes the following drug delivery technology:

Self-Adhesive Medicated Plaster. IBSA’s technology is based on a unique self-adhesive medicated patch providing twenty four hour delivery of medication to the affected skin area. The self-adhesive plaster is 75cm2 (7.5 x 10 cm) and is composed of multiple layers, including a transparent plastic film layer, an intermediate tissue layer, an adhesive layer containing the drug and a protective layer (to be removed prior to application). The plaster acts as an occlusive dressing and provides a continuous sustained release of the drug. The plaster can be trimmed to exactly cover the affected area, delivering a uniform concentration of the drug specifically to the affected area, thereby reducing the risk of exposure of the drug outside the treated area. The plaster also acts as a barrier, preventing further damage of the area from trauma or scratching, which may aid in the healing process. Beteflam is based on IBSA’s self-adhesive medicated plaster technology.

Acquisition of Innocutis

On April 13, 2015, Cipher announced its U.S. commercial entry through the acquisition of Innocutis. Consideration for the acquisition was US$45.5 million in cash, paid on closing. The agreement also includes additional Innocutis management incentive payments of up to US$3.0 million in cash over a three-year period based on the achievement of certain financial performance targets. The first component of the incentive program, related to achievement of an EBITDA target in 2015, was not achieved and, as a result, the maximum that could be paid out in the future, as of the date hereof, is US$2.0 million.

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Athyrium Debt Facility

In conjunction with the Innocutis acquisition, Cipher closed on a private offering of US$100 million in aggregate principal amount of Senior Secured Notes due 2020 (the “Notes”), provided by investment funds managed by Athyrium Capital Management (together, “Athyrium”). The Company received an initial drawdown of US$40 million, which was used to fund the majority of the purchase price for Innocutis. The remaining balance of the Notes (US$60 million) will be made available to finance future acquisitions and is available to Cipher up until June 30, 2016. The Notes bear interest at a fixed rate of 10.25% per annum, payable quarterly in arrears on the last day of each quarter, and will mature in five years, unless earlier repurchased. The Notes are interest-only and are secured by assets of the Company and its subsidiaries, subject to certain exceptions. The Notes have certain restrictive covenants, including quarterly consolidated net revenue, minimum cash balance and consolidated leverage ratio. The Company was in compliance with these covenants at December 31, 2015.

In connection with the offering, Cipher issued Athyrium 600,000 common share purchase warrants. The warrants are exercisable at US$9.22 and expire seven years following issuance.

Products

The following is a description of the Company’s currently marketed products:

CIP-ISOTRETINOIN (Absorica®/Epuris®)

Isotretinoin is used in the treatment of severe acne. CIP-ISOTRETINOIN is based on Galephar’s Lidose drug delivery technology. The Company’s marketing rights to CIP-ISOTRETINOIN include the Americas and a majority of the Pacific Rim. CIP-ISOTRETINOIN provides more consistent absorption under fed and fasted conditions. Our formulation offers more consistent absorption day-in and day-out over the course of a typical three- to five-month treatment period. According to the IMS, the U.S. isotretinoin market was US$680 million in 2015.

In August 2008, the Company entered into a definitive development, distribution and supply agreement with Ranbaxy, under which Ranbaxy was granted the exclusive right to market, sell and distribute CIP-ISOTRETINOIN in the U.S. Under the terms of the agreement, the Company received an initial upfront payment of $1 million. The agreement also provided for additional pre- and post-commercialization milestone payments of up to $23 million, all of which have been received. We also receive a royalty percentage in the mid-teens on net sales. After product-related expenses are deducted, approximately 50% of net revenue received by Cipher under the agreement is paid to Galephar. The Company is responsible for product supply and manufacturing, which is fulfilled by Galephar.

On May 27, 2012, the Company received final FDA approval for CIP-ISOTRETINOIN, marketed by Ranbaxy as Absorica® in the United States. On November 26, 2012, Ranbaxy launched Absorica® in the U.S. market.

On November 19, 2012, we received New Drug Submission (“NDS”) approval from Health Canada for CIP-ISOTRETINOIN. In June 2013, Cipher launched Epuris® (CIP-ISOTRETINOIN) capsules in the Canadian market with a dedicated sales force of seven representatives.

On September 17, 2013, Ranbaxy received a Paragraph IV Certification Notice of filing from Watson of an ANDA to the FDA for a generic version of Absorica® (isotretinoin capsules). A Paragraph IV Certification Notice is when the sponsor company of the ANDA believes that it is not infringing the patent and/or the patent is not valid. A patent infringement lawsuit against Watson was filed by Ranbaxy, Cipher and Galephar on October 29, 2013 and, as a result, the ANDA was subject to a 30-month stay of FDA approval, beginning on the date the notification letter was received.

Absorica is currently protected by five issued patents which are listed in the FDA’s Approved Drug Products List (Orange Book) which expire in September 2021. Galephar was issued a product patent (Patent Number 7,435,427) from the U.S. Patent and Trademark Office in 2008 with a second patent (Patent Number 8,367,102) issued in 2013. A third patent (Patent Number 8,952,064) was issued in February 2015 and the fourth and fifth patents (Patent Numbers 9,078,925 and 9,089,534) were issued in July 2015. The five patents are formulation-related patents describing the product ingredients. There is one additional new Absorica patent application pending with the U.S. Patent and Trademark Office.

Cipher Pharmaceuticals Inc. 2015 Annual Information Form	- 6 -

In October 2015, the Company, along with Ranbaxy and Galephar, entered into a settlement agreement with Actavis Laboratories F1, Inc., Andrx Corp., Actavis, Inc. and Actavis Pharma, Inc. (“Actavis”) that dismissed the patent litigation suit. As part of the settlement agreement, Cipher, Ranbaxy and Galephar entered into a non-exclusive license agreement with Actavis under which Actavis may begin selling its generic version of Absorica® in the U.S. on December 27, 2020 (approximately nine months prior to the expiration of the patents in September 2021) or earlier under certain circumstances. The settlement agreement was subject to review by the U.S. Federal Trade Commission and the U.S. Department of Justice.

In June 2014, the Company entered into a definitive distribution and supply agreement with Andrómaco under which Cipher granted Andrómaco the exclusive right to market, sell and distribute Cipher’s isotretinoin capsules in Chile. Once regulatory approval is granted, it is expected that the product will be marketed under the brand name Lisacne-CIP, replacing Andrómaco’s current isotretinoin product, Lisacne. Under the terms of the agreement, Cipher will supply product to Andrómaco and product manufacturing will be fulfilled by Galephar.

In July 2014, the Company entered into a definitive distribution and supply agreement with Ranbaxy India under which we granted them the exclusive right to market, sell and distribute our isotretinoin capsules in Brazil. Ranbaxy India plans to promote the product through a brand dermatology division in Brazil and they have indicated that Cipher’s isotretinoin formulation is expected to be a flagship product in Ranbaxy India’s dermatology franchise in Brazil, once it achieves regulatory approval. Under the terms of this agreement, Cipher will receive an upfront payment and be eligible for additional pre-commercial milestone payments. Cipher will supply the product and product manufacturing will be fulfilled by Galephar. Ranbaxy will be responsible for all regulatory-related activities associated with gaining and maintaining regulatory approval of the product in Brazil.

CIP-FENOFIBRATE (Lipofen®)

CIP-FENOFIBRATE was in-licensed from Galephar in November 2000. CIP-FENOFIBRATE is a novel patented formulation of the active ingredient fenofibrate, which is used in the treatment of Hyperlipidemia, a cholesterol disorder. Hyperlipidemia is a condition characterized by high levels of low-density lipoprotein (“LDL”) cholesterol and/or triglycerides (a type of fat found in the blood). Fenofibrate is known to lower LDL cholesterol and triglycerides and increase high-density lipoproteins (“HDL”), known as “good cholesterol”.

According to IMS, the Hyperlipidemia market in the U.S. alone exceeded US$12.6 billion in 2015 and is made up of three primary groups of drugs: statins, fibrates and the prescription DHA/EPA (omega 3) market. Fibrates have proven to be superior in lowering triglycerides and raising HDL levels. The use of fenofibrates has escalated rapidly in recent years, with increased patient demand expected to continue. The market for existing fenofibrate formulations in the U.S. exceeded US$1.0 billion during 2015, down from US$1.2 billion in the previous year.

CIP-FENOFIBRATE is based on the Lidose delivery system and is subject to a patent in the U.S., which was obtained in 1996, and a patent in Canada, which was allowed in the second quarter of 2006, in each case held by Galephar. FDA approval for the product was received in January 2006. The drug was approved under the label Lipofen® in three unique dosages: 50 mg, 100 mg, and 150 mg.

In July 2007, Cipher entered into a distribution and supply agreement with ProEthic Pharmaceuticals Inc. (“ProEthic”). ProEthic was subsequently acquired by Kowa Company Ltd., a multinational Japanese company actively engaged in manufacturing and trading activities in various fields, including pharmaceuticals and life sciences. ProEthic’s name was changed to Kowa Pharmaceuticals America Inc. (“Kowa”). Under the agreement, Kowa is granted the exclusive right to market, sell and distribute Lipofen® in the United States. In late 2007, Lipofen® 150 mg and 50 mg capsules were launched in the U.S. market.

Cipher’s agreement with Kowa is for a period of ten years and Kowa has the right to extend the term for two additional two year periods. Under the terms of the agreement, Cipher received a $2 million up-front licensing payment and has received other milestone payments totaling $2 million. The Company also receives a royalty on a percentage of net sales, which escalates from the mid-teens to the mid-twenties based on annual sales levels and the amount of promotional effort by Kowa. After product-related expenses are deducted, approximately 50% of net revenue received by Cipher under the agreement is paid to Galephar.

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In Q2 2014, Cipher and Kowa agreed to pre-emptively launch an authorized generic version of Lipofen in advance of the expiration of the product patent in January 2015. Since the beginning of 2015, Kowa has reduced their commercial efforts significantly on the promotion of Lipofen. Prescriptions for Lipofen and the authorized generic were down 2% in 2015 versus 2014. As of March 30, 2016, there has been no market entry of a generic version of Lipofen.

CIP-TRAMADOL ER (ConZip® / Durela®)

CIP-TRAMADOL ER was in-licensed from Galephar on an exclusive worldwide basis in January 2001. CIP-TRAMADOL ER is a novel, sustained-release formulation of the active ingredient tramadol, which is used for the management of moderate to moderately severe pain. Tramadol is a synthetic opioid molecule, which was developed to have the analgesic efficacy of the opioid family of drugs without the well-known side effects, including addiction. Tramadol was launched in the U.S. in 1995 by Johnson & Johnson as Ultram® and reached over US$600 million in sales prior to the entry of brand generic competitors. According to IMS, the U.S. market in 2015 for extended release formulations of tramadol exceeded US$60 million, which represents 1.7% of the total tramadol immediate release and extended release prescription market.

CIP-TRAMADOL ER is enabled by oral controlled-release beads, a sustained-release drug delivery technology licensed from Galephar. The novel formulation means that CIP-TRAMADOL ER delivers sustained-release drug delivery properties, with once-daily dosing, supporting ease-of-use for physicians, and a high level of compliance among chronic pain sufferers. Until the launch of Ultram ER in early 2006, pain sufferers typically required 3 to 5 doses of tramadol per day. While Cipher is one of two companies with a once-daily dose, the Company believes there is sufficient opportunity in the pain relief market for its sustained-release tramadol capsule due to the size of the market and CIP-TRAMADOL ER’s profile, including rapid absorption and no food effect.

On March 26, 2010, our NDS to Health Canada for CIP-TRAMADOL ER, was accepted for review. On May 10, 2010, the FDA approved CIP-TRAMADOL ER and in October 2010, the U.S. Patent and Trademark Office issued a patent for the product.

On June 28, 2011, Cipher entered into a distribution and supply agreement with Vertical Pharmaceuticals Inc. (“Vertical”), a U.S.-based specialty pharmaceutical company, under which we granted Vertical the exclusive right to market, sell and distribute CIP-TRAMADOL ER under the trade name ConZip® in the U.S. (the “ConZip® Distribution and Supply Agreement”). The Company received an up-front payment of US$0.5 million and a payment of US$0.75 million upon launch of the product in 2011. In 2015, a milestone payment of US$0.75 million was received for the achievement of a sales level. The agreement provides for additional milestone payments of up to US$3.0 million based upon the achievement of certain net sales targets. We also receive a royalty on the percentage of net sales in the mid-teens.

On August 31, 2011, Cipher received Health Canada approval for CIP-TRAMADOL ER and on September 30, 2011, Cipher entered into a distribution and supply agreement with Medical Futures Inc. (“Medical Futures”), a Canadian-based pharmaceutical company, under which Cipher granted Medical Futures the exclusive right to market, sell and distribute CIP-TRAMADOL ER under the trade name Durela® in Canada. Upon launch, we received a $150,000 payment from Medical Futures. For this agreement, and for the Vertical agreement, after product-related expenses are deducted, approximately 50% of net revenue received by Cipher is paid to Galephar.

In April 2013, Cipher entered into a distribution and supply agreement with Tecnofarma under which Tecnofarma was granted the exclusive right to market, sell and distribute CIP-TRAMADOL ER in Latin America. Tecnofarma, headquartered in Uruguay, operates in 18 Latin American countries and plans to launch the product in certain territories, including Brazil and Mexico. Under the terms of the agreement, Cipher will receive an upfront payment and is eligible for additional milestones based upon regulatory approval in Brazil and Mexico. Cipher will supply product to Tecnofarma and product manufacturing will be fulfilled by Galephar.

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Beteflam

In Q3 2012, Cipher obtained exclusive license and distribution rights in Canada to market the Beteflam Patch, a novel, patent-protected, self-adhesive medicated plaster for the treatment of inflammatory skin conditions such as plaque psoriasis. Based on initial feedback from Canadian dermatologists, the Beteflam Patch is expected to provide distinct advantages over existing treatment options, particularly for patients who suffer from plaque psoriasis in hard to treat areas such as knees and elbows. The efficacy and safety of the Beteflam Patch has been established in three successful phase III trials, and the product is currently marketed in several European countries. In Q4 2014, Cipher submitted the Beteflam regulatory package, which successfully passed screening in Q1 2015, and was approved by Health Canada late in December 2015. Beteflam is expected to launch in Canada by May 2016.

Melanovus Assets

In December 2014, Cipher acquired the assets of Melanovus, a Pennsylvania-based life sciences company. The assets include seven pre-clinical compounds for the treatment of melanoma and other cancers. Founded in 2012, Melanovus acquired an exclusive global license to a library of compounds and related intellectual property from the Penn State Research Foundation. The compounds originate from work done by Dr. Gavin Robertson, professor of pharmacology, pathology, dermatology and surgery at Penn State University, and director of the Penn State Hershey Melanoma Center. Melanovus’ lead product candidate, Nanolipolee-007, is a liposomal formulation of a plant-derived compound that is a first-in-class cholesterol-transport inhibitor, which has demonstrated anti-proliferative activity against certain melanoma cell lines (including B-raf resistant strains) in vitro as well as in early in vivo mouse studies. Cipher will pursue pre-clinical studies leading to Investigational New Drug status with the U.S. Food and Drug Administration, Health Canada and other health authorities. The plan for the development of the remaining compounds in the portfolio has not yet been established however, the other six compounds consist of oral and topical applications, which could have potential as adjuvant therapies in skin cancer. The transaction includes an upfront payment to Melanovus of US$500,000, as well as the payment of certain IP expenses related to patent prosecution and maintenance.

Ozenoxacin

On January 7, 2015, Cipher announced that it had licensed the Canadian rights to Ozenoxacin, a topical treatment for adult and paediatric patients with impetigo, from Ferrer, a privately-held Spanish pharmaceutical company. In 2013, Ferrer successfully completed a first phase III clinical trial of Ozenoxacin in adult and paediatric patients aged two years and older with impetigo. The study demonstrated the superiority of Ozenoxacin one per cent cream versus a placebo, applied topically twice daily for five days, on both the clinical and bacteriological endpoints by end of therapy visit. In addition, Ozenoxacin demonstrated a superior bacteriological cure compared to placebo by the second visit (day three-four). The trial also demonstrated that Ozenoxacin is safe and very well tolerated in the adult and paediatric populations. Ferrer commenced a second phase III trial of Ozenoxacin which was completed in July 2015. The multicenter, randomized, double-blinded, clinical study comparing Ozenoxacin one per cent cream versus placebo was conducted in approximately 412 patients aged two months and older with a clinical diagnosis of non-bullous or bullous impetigo. Ferrer obtained exclusive worldwide rights (except China, Japan, Korea and Taiwan) to Ozenoxacin from Toyama. Ozenoxacin, formulated as a one per cent topical cream, is the subject of a number of granted and pending patent applications.

The Astion Portfolio

In February 2015, Cipher announced the acquisition of the worldwide rights to three products from Astion (the “Astion Acquisition”). The three products are focused on inflammatory dermatological diseases and are as follows:

•	Dermadexin is a patent-protected topical barrier-repair cream containing the pharmacologically active ingredient P3GCM, which has dual mechanisms of action. Firstly, P3GCM inhibits fatty acid amide hydrolase (“FAAH”), which is induced in dermal inflammation. FAAH breaks down the anti-pruritic and anti-inflammatory dermal endocannabinoids; thus P3GCM gives rise to enhanced dermal endocannabinoid levels which exert anti-inflammatory and anti-itch effects via cannabinoid receptors on peripheral sensory nerve endings and various inflammatory cells. In addition, P3GCM inhibits Nuclear Factor Kappa B (NF-kB) mediated inflammatory gene expression, giving rise to lower dermal levels of inflammation.. The product was approved in the European Union (EU) in 2014 as a Class III medical device for the treatment of seborrheic dermatitis, an inflammatory skin disorder affecting the scalp, face, and torso. Dermadexin SD Cream has been tested in two placebo-controlled, multicenter clinical trials (436 patients) where it displayed a marked and statistically significant effect on the symptoms of facial seborrhoeic dermatitis, with a fast onset of action and an increasing effect over time.

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•	Pruridexin is a patent-protected topical cream for the treatment of chronic pruritis (itching), which is a significant unmet need. The active agent of Pruridexin is a formulation of Pyridine-3-Carboxamide Glycerol Monocaprylate (“P3CGM”), which compared to Dermadexin is less viscous and is more appropriate for use on larger areas of the body such as extremities and the back. Pruridexin was submitted to the European Medicines Agency in 2014 as a Class III medical device and is under active review, with a response expected in the first half of 2015. Pruridexin Cream has been tested in two placebo-controlled, multicenter clinical trials (352 patients) and displayed a marked and statistically significant effect on the pruritus, with a fast onset of action and an increasing effect over time. Pruridexin exerts its therapeutic effects via similar mechanisms of action as Dermadexin.

•	In Q3 2015, Cipher received an Acceptance Review Notification for its 510(k) submissions for both Dermadexin™ and Pruridexin™ to the FDA. The notification confirms that the submission contains all of the necessary elements and information needed to proceed with the substantive review. Both files remain under review by the FDA. In addition, Pruridexin™ and Dermadexin™ were both submitted for review by Health Canada during Q3 2015 as Natural Health Products with approvals expected in 2016.

•	ASF-1096 is a product candidate in Phase II that is being investigated as a treatment for discoid lupus erythematosus, a severe, chronic, inflammatory and disfiguring skin disease that affects about 3 out of 10,000 in the general population. . The active agent of ASF-1096 is the R-enantiomer of salbutamol that is thought to exert an anti-inflammatory activity. ASF-1096 contains purified R-salbutamol formulated into a cream. ASF-1096 has been awarded orphan drug status in the EU. Moreover, the European Medicines Agency has agreed that a Phase II/III trial followed by a Phase III confirmatory trial are required for approval.

•	Cipher has an orphan drug indication in the EU for ASF-1096, a product candidate that has promise as a treatment for a highly disfiguring rare disease, discoid lupus erythematosus, with no current cure. Cipher will pursue an efficient drug development program to support the approval of ASF-1096 in the North American and European markets.

The terms of the Astion Acquisition included an upfront payment of $6.0 million, which was funded from Cipher’s cash resources. A subsequent $2.5 million milestone will be paid upon regulatory approval and commercialization of Dermadexin or Pruridexin in the U.S., which is where Cipher will focus its commercialization efforts. The agreement includes approximately $31.5 million in additional payments contingent upon clinical milestones, regulatory approvals, commercialization and sales milestones in the both the U.S. and other regions. Over time, Cipher expects to out-license the products to partners in certain other regions.

CF101

On March 23, 2015, Cipher announced the licensing of the Canadian distribution rights to CF101, a novel chemical entity being developed by Can-Fite for moderate to severe plaque psoriasis and rheumatoid arthritis. The active agent of CF101 is IB-MECA (methyl 1-[N6-(-3-iodobenzyl)-adenin-9-yl]-beta-D-ribofuronamide), that is active by modulating the key signaling proteins such as NF-kB and PI3K, resulting in inhibition of inflammatory cytokine production.

CF101 completed a Phase II/III double-blind, placebo-controlled study, which was designed to test the efficacy of CF101 in patients with moderate to severe plaque psoriasis. Can-Fite enrolled 326 patients through 17 clinical centers in the U.S., Europe, and Israel. Top-line results from the trial were published by Can-Fite at the end of March 2015. Results from this Phase II/III trial and final results from the prior Phase II trial in psoriasis were both positive, showing that CF101 effectively improved disease symptoms. In addition, at the end of 2013, CF101 completed a Phase IIb study for active rheumatoid arthritis, and Can-Fite has completed the study design for a Phase III program. Can-Fite plans to start enrolling patients into the Phase III RA program in the first half of 2016 and start the psoriasis Phase III program in the second half of 2016. The timeline to regulatory submissions to Health Canada will be determined by the successful completion of these registration clinical trial programs. Cipher is not responsible for any of these development costs.

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Approximately 500,000 people in Canada receive treatment for psoriasis. In moderate to severe cases, the most common treatment options are systemic biologic drugs, which are delivered by injection or intravenous infusion and have well-known shortcomings, including increased risk of infection. CF101 is an oral small molecule drug formulated in a tablet and has an excellent human safety profile, demonstrated in more than 1,000 patients.

The timeline to regulatory submissions to Health Canada will be determined by the completion of the remaining clinical trial program.

Under the terms of the agreement, Can-Fite received an upfront payment of $1.65 million and is eligible for milestone payments of up to $2 million and royalties from product sales in Canada. The agreement provides that Can-Fite will deliver finished product to Cipher.

Sitavig® (acquired with the Innocutis acquisition)

Sitavig, which was launched in July 2014, is a unique, timed-release, mucoadhesive buccal tablet containing 50 mg of acyclovir indicated for the treatment of herpes labialis (cold sores). Administration of a single Sitavig tablet enables the active ingredient to penetrate the surrounding tissues in significantly higher concentrations than is possible through systemic delivery. Sitavig is the only treatment for herpes labialis that is proven to increase the time between oral herpes outbreaks and decrease the number of oral herpes outbreaks. While the prescription herpes labialis market is largely genericized, it is a sizable market opportunity for Cipher.

Cipher is pursuing several strategies to capitalize on this market opportunity and increase market penetration of Sitavig. As of December 31, 2015, Sitavig has a 16.1% share of the topical branded anti-viral therapies prescribed by dermatologists. Currently, 75% of the Sitavig total prescriptions come from dermatology. Cipher is implementing an aggressive sales and marketing approach to enhance the dermatology position. Historically, Cipher has only marketed to dermatologists however, there is also a large non-dermatology component to the herpes labialis market. Cipher plans to broaden the potential of the product by expanding promotional efforts into other specialties and primary care, as well as using marketing, non-personal promotion and actively seeking partnerships to grow the non-dermatology market for Sitavig.

Nuvail® (acquired with the Innocutis acquisition)

Nuvail is a polymer solution (poly-ureaurethane) indicated for managing the signs and symptoms of nail dystrophy. The product is applied once-daily and dries with a clear matte finish. The prescription nail dystrophy market is relatively small in the U.S. with US$4.3 million in 2015 sales. Nuvail launched in June 2012 and, in Q4 2015, achieved 65% share of the nail dystrophy market. Onychomycosis (“OM”) and nail dystrophy are common comorbidities. It appears that the new OM treatments are competing with products indicated for nail dystrophy by only addressing the issue of fungus and not nail dystrophy. Cipher will focus on nail dystrophy, which is often a pre-cursor to fungus infections. Nail dystrophy is seen in mycotic, psoriatic, and brittle nails. It is estimated that 20% of adults in the U.S. have Brittle Nail Syndrome.

Bionect® (acquired with the Innocutis acquisition)

Bionect is a topical hyaluronic acid indicated for the treatment of signs and symptoms of skin irritation. The topical hyaluronic market was approximately US$2.8 million in 2015. To enhance the brand positioning a new formulation of the product, Bionect Foam has been manufactured and was launched in the US market by Cipher in January 2016.

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Specialized Skill and Knowledge

The Company has extensive knowledge in identifying, evaluating and selecting currently marketed drugs and combining them with proven drug delivery technologies. We search for, and acquire/in-license, best in class and first to market compounds in the dermatology space. By enlisting the support of experienced clinical trial, regulatory and legal consultants, the Company is able to use expert knowledge to assist in the successful development of its products and the protection of its intellectual property. Cipher has strengthened its internal resources and may continue to add talented senior professionals to its team as needed to support growth.

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Strategy

The Company intends to expand and become a leading specialty pharmaceutical company, in the dermatology space. We intend to achieve this goal by:

•	further commercializing our products;

•	acquiring or in-licensing additional products and product candidates;

•	further developing our product candidates; and

•	building our own sales and marketing capabilities in North America.

Competitive Conditions

The Company competes for both in-licensing and out-licensing opportunities. The pharmaceutical industry is intensely competitive and includes a range of players from large top-tier multinational companies to a smaller group of mid-tier companies and a large number of smaller, regional companies, often owned and operated by researchers. The Company believes that competition in the pharmaceutical industry will continue to increase as disease management and patient compliance become more important in the overall strategy of cost containment in the healthcare sector. In addition, pharmaceutical companies are increasingly taking steps to extend market exclusivity for their products by utilizing new drug delivery technologies and then filing patents on the resulting new formulations. Many of the Company’s major drug development competitors have more experience in developing products and obtaining regulatory approvals and many are better capitalized.

The Company believes that its competitive strengths include the sophistication and complexity of its licensed technology, its cost effectiveness and wide applicability, management’s expertise evaluating drug candidates and forming product licensing agreements, experience with clinical studies and regulatory matters, and the quality and reputation of its strategic partners and management team.

Environmental, Health and Safety Matters

Currently, we do not manufacture any of our products. However, the operations of our subcontractors and suppliers are subject to various laws and regulations relating to environmental, health and safety matters, and their failure to comply with such laws and regulations could have a material adverse effect on our business and reputation, result in an interruption or delay in the development or manufacture of our product candidates, or increase the costs for the development or manufacture of our product candidates.

Manufacturing, Supply and Production

We do not own or operate manufacturing facilities for the production of our products. We currently rely on third-party contract manufacturers for all of our required raw materials, active ingredients and finished products.

Development and commercial quantities of any products that we develop will need to be manufactured in facilities, and by processes, that comply with the requirements of the FDA and the regulatory agencies of other jurisdictions in which we are seeking approval. We employ internal resources to manage our manufacturing contractors and we play an active role in working with manufacturers to maintain the quality of the products that we supply to our distribution partners. The manufacturers of our drugs have advised us that they are compliant with both current Good Laboratory Practices (“cGLP”) and Good Manufacturing Practices (“cGMP”).

We and our contract manufacturers are, and will be, subject to extensive governmental regulation in connection with the manufacture of any pharmaceutical products or medical devices. We and our contract manufacturers must ensure that all of the processes, methods and equipment are compliant with cGMP and cGLP for drugs on an ongoing basis, as mandated by the FDA and foreign regulatory authorities, and conduct extensive audits of vendors, contract laboratories and suppliers. Please see “Risk Factors”.

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Employees

At December 31, 2015, the Company had 90 full-time employees. The distribution of our full-time employees according to main areas of activities is set forth in the following table:

	Employees
	Canada	USA
Area of Activity:
Business development	3	1
Regulatory	5	0
Sales representatives and sales support	8	37
General and administrative	13	23
Total	29	61

The Company also uses senior consultants, hired on a contract basis, and outsources its clinical development programs to various Contract Research Organizations, as needed.

The Company has never experienced any employment-related work stoppages and believes its relationships with its employees are good.

Liquidity and Capital Resources

The development of pharmaceutical products is a process that requires significant investment. The Company expects to incur research and development expenses, including expenses related to personnel and clinical trials. The Company also expects that its selling, general and administrative expenses will increase in the future as it expands its selling and business development activity, adds infrastructure and incurs additional costs in connection with being a public company, including directors’ and officers’ insurance, investor relations programs and professional fees.

The Company’s future capital requirements will depend on a number of factors, including the continued progress of its research and development of product candidates, the timing and outcome of clinical trials and regulatory approvals, payments received or made under licensing or other collaborative agreements, the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims and other intellectual property rights, defending against patent infringement claims, the acquisition of licenses to new products or technologies, the status of competitive products and the success of the Company in developing and maintaining markets for its products and services.

As at December 31, 2015, the Company had cash of US$27.2 million as well as access to US$60 million under the Athyrium debt facility. The Company expects these funds will be sufficient to fund current product development and operating costs.

Revenues for the Last Two Financial Years

The Company reported total revenue of US$29.2 million in 2014 and US$34.4 million in 2015, an increase of 18%. Absorica revenue in 2014 was US$20.4 million and in 2015 was US$19.2 million. Lipofen revenue was US$5.0 in 2014 and US$4.6 million in 2015. Revenue for ConZip and Durela was US$1.9 million in 2014 and US$2.1 million in 2015. Revenue for the products acquired from the Innocutis acquisition contributed US$5.5 million in 2015.

Cipher Pharmaceuticals Inc. 2015 Annual Information Form	- 14 -

RISK FACTORS

Risks Related to Cipher and its Business Operations

Our success depends, in large measure, on our ability to enter into in-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect.

Currently, a significant portion of our marketed product pipeline is in-licensed from Galephar. If we breach our underlying agreement, Galephar could terminate the agreement in its entirety or with respect to any particular product. Additionally, the Company works with other partners in the specialty pharmaceutical industry.

Factors that may affect the success of our collaborative efforts with partners (including Galephar) include, but are not limited to, the following:

•	our partners may be pursuing alternative technologies or developing alternative products, either on their own or in collaboration with others, that may be competitive with the products as to which they are collaborating with us, which could affect their commitment to our product development efforts;

•	our partners may not fulfill their contractual obligations and not be able to adequately supply products for us in commercial quantities, which would adversely affect revenues;

•	reductions in marketing or sales efforts or a discontinuation of marketing or sales of our products by our commercial partners may reduce future revenues, which will be based on a percentage of net sales by these partners; and

•	our partners may terminate their collaborations with the Company, which could make it difficult for us to attract new partners or adversely affect how we are perceived in the business and financial communities.

While the Company attempts to minimize risk by maintaining strong relationships with its partners, the development, marketing and commercialization of pharmaceutical products are processes that require large investments and can take years to complete. Projects can be abandoned along the way or regulatory authorities can refuse to approve new products.

Our current revenues are highly dependent on a limited number of products.

Our current licensing revenue is highly dependent on CIP-Fenofibrate, CIP-Tramadol and CIP-Isotretinoin. Our current product sales revenue is highly dependent on Sitavig, Nuvail and Bionect. Each of these products faces competition and the ability to grow the market and our market share may be limited.

If in the future we acquire or in-license technologies or product candidates, we may incur various costs, may have integration difficulties and may experience other risks that could harm our business and results of operations.

Any product candidate or technologies we in-license or acquire will likely require additional development efforts prior to commercial sale, approval by the FDA, Health Canada and/or applicable foreign regulatory authorities. All product candidates are prone to risks of failure inherent in pharmaceutical product development, including the possibility that the product candidate, or product developed based on in-licensed technology, will not be shown to be sufficiently safe and effective, or otherwise meet the necessary requirements for approval by regulatory authorities. If intellectual property related to product candidates or technologies we in-license is not adequate, we may not be able to commercialize the affected products, even after expending resources on their development. In addition, we may not be able to manufacture economically or successfully commercialize any product candidate that we develop based on acquired or in-licensed technology that is granted regulatory approval, and such products may not gain wide acceptance or be competitive in the marketplace. Moreover, integrating any newly acquired or in-licensed product candidates could be expensive and time-consuming. If we cannot effectively manage these aspects of our business strategy, our business may not succeed.

Cipher Pharmaceuticals Inc. 2015 Annual Information Form	- 15 -

We rely on third parties for the marketing of certain products.

Currently, our out-licensed products are marketed by third parties by way of license arrangements. Even if acceptable and timely marketing arrangements are available, the products we develop may not be accepted in the marketplace and, even if such products are initially accepted, sales may thereafter decline.

Additionally, our distribution partners may make important marketing and other commercialization decisions with respect to products they develop without our input or may not perform in the manner expected. As a result, many of the variables that may affect the Company’s revenues, cash flows and net income may not be exclusively within its control. The termination of any such contracts or services with such third parties could also have a material adverse effect on our business, financial condition and results of operations.

The product approval process is highly unpredictable and may take longer than expected.

We are seeking product approvals in foreign jurisdictions and in Canada for a number of products. Approvals may be refused or delayed for a number of reasons, including the requirement for additional clinical and non-clinical studies or patent infringement challenges by patent holders. Challenges of this type are not uncommon and may delay 505(b)(2) NDA or ANDA approvals by up to 30 months or more.

The timing of completion of clinical trials, anticipated regulatory approvals, pricing approvals, obtaining reimbursement codes or the timing of product launch may vary due to factors such as delays or setbacks in the conducting of our clinical trials, regulatory approvals or in the manufacturing and marketing of an approved product.

We may experience numerous unforeseen events that could delay or prevent our ability to receive regulatory approval, including:

•	regulatory requests for additional analyses, reports, data, non-clinical studies, and clinical trials;

•	clinical trials or non-clinical studies could produce negative or inconclusive results, statistically non-significant results, or regulatory authorities may disagree with our interpretation of the results or the design or conduct of our studies;

•	clinical trials or non-clinical studies may reveal unacceptable adverse events or side effects;

•	clinical trials may enroll slower than we anticipate, may not be completed on schedule, or at all;

•	regulators, Institutional Review Boards, or Ethics Committees may not authorize commencement of a clinical trial the continuation of a clinical trial, or amendment of a clinical trial on a timely basis, or at all;

•	the applicable regulatory authorities may not accept foreign clinical trial data;

•	we may elect to suspend or terminate clinical trials due a potential health risk;

•	the supply or quality of product necessary to conduct clinical trials of the product candidates may be insufficient or inadequate;

•	our clinical or non-clinical studies may not be conducted in accordance with the applicable regulatory requirements;

•	regulatory authorities may determine that our product candidates are combination products, requiring additional studies, or that we comply with additional regulatory requirements;

•	we may not be able to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks; and
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•	there may be changes in governmental regulations or guidelines that render our data insufficient for approval.

If we do not meet our timelines within the projected timeframe, our business, financial condition and results of operations could be materially adversely affected. Also, a delay in the launch of a product could negatively impact overall revenues and profitability relating to a product, particularly because the lifespan of our products is expected to be considerably shorter than the average lifespan of new chemical entities.

We have no experience manufacturing products and rely, and intend to rely, on third parties to manufacture our products. The development and commercialization of our products could be stopped or delayed if any such third party fails to provide us with sufficient quantities of product or fails to do so at acceptable quality levels or prices or fails to maintain or achieve satisfactory regulatory compliance.

We lack the resources and the capability to manufacture our products. Instead, we rely on our third-party contract manufacturers. The facilities used by our third-party contract manufacturers may undergo pre-approval inspections by the applicable regulatory authorities, including the FDA, after we submit our NDA to the FDA, and must be able to demonstrate readiness for commercial marketing and conformance with FDA cGMP regulations and related requirements of other applicable regulatory authorities.

Our third-party manufacturers may not perform as agreed, may be unable to comply with FDA cGMP regulations, applicable guidelines, state and foreign regulatory requirements or may terminate their agreements with us. If any of our third-party manufacturers cannot successfully manufacture material that conforms to our specifications and the applicable regulatory authorities’ strict regulatory requirements, or undergo successful governmental regulatory inspection, our business will be adversely affected. We have no direct day-to-day control over our third-party manufacturers’ ability to maintain adequate quality control, quality assurance and qualified personnel. If our third-party manufacturers are unable to satisfy the regulatory requirements for the manufacture of our products, or if our suppliers or third-party manufacturers decide they no longer want to manufacture our products, we may need to find alternative manufacturing facilities. The number of third-party manufacturers with the necessary manufacturing and regulatory expertise and facilities is limited, and it could be expensive and take a significant amount of time to arrange for alternative suppliers, which could have a material adverse effect on our business, financial condition and results of operations. Changes in the manufacturing site of our product will require prior FDA approval before the products may be marketed in the U.S. We might be unable to identify manufacturers for long-term commercial supply on acceptable terms or at all.

Manufacturers are subject to ongoing periodic announced and unannounced inspections by the FDA and other governmental authorities to ensure compliance with government regulations. If the FDA or other regulatory authority has any concerns following an inspection of these manufacturing facilities, the facility may be ordered to cease operations until such issues are resolved, which could have a material adverse effect on the Company’s business, financial condition and operating results. We and our products or product candidates may also be subject to regulatory actions. Manufacturing facilities and companies that import products to the U.S. may further be subject to import detention if inspections identify compliance concerns.

Manufacturers of pharmaceutical products often encounter difficulties in production, particularly in scaling up and validating initial production. These problems include difficulties with production costs and yields, quality control, including stability of the product, quality assurance testing, operator error, shortages of qualified personnel, as well as compliance with strictly enforced U.S. federal, state, Canadian and foreign regulations. Furthermore, if microbial, viral or other contaminations are discovered in our products or in the manufacturing facilities in which our products are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. We cannot be assured that any stability or other issues relating to the manufacture of any of our products will not occur in the future. Additionally, our contract manufacturers may experience manufacturing difficulties due to resource constraints or as a result of labor disputes or unstable political environments. If our contract manufacturers, component fabricators or secondary service providers were to encounter any of these difficulties, or otherwise fail to comply with their contractual obligations, our ability to provide any product candidates to patients in clinical trials would be jeopardized. Any delay or interruption in the supply of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to commence new clinical trials at additional expense or terminate clinical trials completely. Following product approval or clearance, any delay or interruption in supply could also impact our commercial success

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If we change the source or location of supply or modify the manufacturing process, regulatory authorities may require us to provide them with notification of the change, obtain approval for the change, or demonstrate that the product produced by the new source or from the modified process is equivalent to the product used in any clinical trials that were conducted. If we are unable to meet the regulatory authorities’ requirements, we will be unable to manufacture products from the new source or location of supply, or use the modified process.

Any adverse developments affecting commercial manufacturing of our products may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls, enforcement actions, import alerts, import detentions, or other interruptions in the supply of our products or product candidates. We may also have to take inventory write-offs and incur other charges and expenses for products or product candidates that fail to meet specifications, undertake costly remediation efforts or seek more costly manufacturing alternatives. Accordingly, failures or difficulties faced at any level of our supply chain could materially adversely affect our business and delay or impede the development and commercialization of any of our products or product candidates and could have a material adverse effect on the Company’s business, financial condition and results of operations.

We may be subject to product liability claims, which can be expensive, difficult to defend and may result in large judgments or settlements.

Drug development involves the testing of drugs on human subjects. Such studies create a risk of liability for personal injury or death to participants as a result of an unexpected adverse reaction to the tested drug or as a result of negligence or misconduct. Furthermore, the administration of drugs to humans after marketing clearance is obtained can result in product liability claims. Product liability claims can be expensive, difficult to defend and may result in large judgments or settlements against us. In addition, third party collaborators and licensees may not protect us from product liability claims. Product liability claims may also result in regulatory actions.

We currently maintain product liability insurance in connection with the marketing of our products. The Company may not be able to obtain or maintain adequate protection against potential liabilities arising from product sales. In addition, we could become subject to potential liabilities as successor owner of an asset, product or business (even if not specifically assumed by us). In such circumstances, the Company’s insurance policies may not provide enough coverage for such liabilities. If we are unable to obtain sufficient levels of insurance at acceptable cost or otherwise protect against potential product liability claims, the Company will be exposed to product liability claims. A successful product liability claim in excess of the Company’s insurance coverage could have a material adverse effect on our business, financial condition and results of operations. In addition, any successful claim may prevent the Company from obtaining adequate product liability insurance in the future on commercially desirable terms or at all. Even if a claim is not successful, defending such a claim may be time-consuming and expensive. Product liability claims, whether or not merited, could also result in negative perception of the Company and its products which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Unexpected product safety or efficacy concerns may arise.

Unexpected safety or efficacy concerns can arise with respect to our marketed and commercialized products, whether or not scientifically justified, leading to product recalls, withdrawals, post-approval requirements, such as studies or Risk Evaluation and Mitigation Strategies (“REMS”), labeling revisions, withdrawal of regulatory approvals for the affected products, issuance of safety alerts, Dear Healthcare Provider letters, or other safety notices, required labeling changes, or declining sales, as well as product liability, consumer fraud and/or other claims. If product safety issues present a public health risk, products in the field may be subject to seizure or injunctive action preventing their distribution. This could have a material adverse effect on our business, financial condition and results of operations.

We generate license revenue from a limited number of distribution and supply agreements.

The Company currently generates license revenues from a limited number of distribution and supply agreements. A significant proportion of our revenue is derived from Absorica®. The loss of that source of revenue for any reason could have a material adverse effect on our business, financial condition and results of operations.

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The pharmaceutical industry is highly competitive and may be impacted by rapid technological change.

The Company competes to obtain licenses for products and competes to secure distribution channels. Moreover, our products compete with other products.

The pharmaceutical industry is subject to rapid and substantial technological change. The patents protecting the active ingredients for the products currently in our product pipeline have expired. In order to obtain commercial benefits from our products, we rely on proprietary drug delivery systems. Our products will face intense competition from conventional forms of drug delivery systems and from delivery systems, which are similar to those in-licensed by the Company. We will compete with companies in North America and abroad, including major pharmaceutical and chemical companies, research and development firms, universities and other research institutions.

Many of the Company’s competitors have greater financial resources and market capabilities, have greater experience in the area of drug development and have greater experience in obtaining FDA and other regulatory approvals. The Company’s competitors may succeed in developing technologies and products that are more effective or cheaper to use than any products that we may develop or license. These developments could render the Company’s technologies and products obsolete or uncompetitive, which could have a material adverse effect on our business, financial condition and results of operations. These competitors could also be viewed as more favourable partners to licensors and/or distributors.

We may require additional capital to fund future operations.

We may have a need for capital resources to fund possible future operational needs, product development expenditures and future strategic initiatives. We may expend amounts to fund research and development activities in order to develop new products and, to a lesser degree, to complete existing products under development. These expenditures may cause us to incur operating losses and cash flow deficiencies for the near future and until such time as sales of our products by commercial partners generate sufficient additional revenues. We mitigate the risk associated with drug development costs through the terms of our in-licensing agreements, where the risk of additional research and development costs is borne by our development partners and Cipher pays milestone amounts only when development milestones are achieved.

As at December 31, 2015, the Company had cash of US$27.2 million with access to additional funding under the current loan agreement with Athyrium of US$60 million. The Company also generates commercial revenue which provides a source of cash flow. In 2015, the Company reported total revenue of US$34.4 million.

We expect the cash on hand and available from the Athyrium debt facility is sufficient to fund current product development and operating costs as well as a potential product acquisitions. Additional funding may be required for the development of new products in-licensed from technology partners and/or for additional acquisitions. Although we believe that we could obtain additional capital through future equity or debt financing, there can be no assurance that we will be able to do so on terms acceptable to us or at all. If we were unable to obtain sufficient additional capital, the development of our existing principal products and/or additional products could be disrupted, which could have a material adverse effect on our business, financial condition and operating results.

We depend on key managerial personnel and external collaborators for our continued success.

Our product development capacity will depend, to a great extent, on our ability to attract and retain highly qualified staff. The competition in the industry in which the Company operates is intense. Our success will be highly dependent upon our Chief Executive Officer and a small team of senior officers, our scientific personnel as well as our consultants and collaborators. The loss of key employees or collaborators, if any, could compromise the pace and success of our product development.

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Although we obtained regulatory approval in the U.S. and Canada for our commercialized products, there is no assurance that we will receive regulatory approvals in the U.S., Canada or any other jurisdictions for the other products in development or for our future products.

The cost of obtaining and complying with government regulation can be substantial. Government authorities in the U.S., Canada and comparable authorities in foreign countries regulate the research and development, manufacture, testing and safety of pharmaceutical products as well as the approval and commercialization of such products. The regulations applicable to our existing and future products may change. There can be long delays in obtaining required clearances from regulatory authorities in any country after applications are filed. Government agencies in the U.S., Canada and other countries in which we intend to carry on business regulate pharmaceutical products intended for human use. Regulations require extensive clinical trials and other testing and government review and final approval before we can market our products.

Requirements for approval vary widely from country to country outside of the U.S. and Canada. Whether or not approved in the U.S. or Canada, regulatory authorities in other countries must approve a product prior to the commencement of marketing the product in those countries. The time required to obtain any such approval may be longer or shorter than in the U.S. and Canada. Marketing approval in one country does not ensure marketing approval in another, but a failure or delay in obtaining marketing approval in one country may have a negative effect on the regulatory process in others.

Any failure or delay in obtaining regulatory approvals could adversely affect the market for any products we develop and commercialize and therefore our business, financial condition and results of operations.

Even if we obtain regulatory approval of our products in the U.S., Canada, or elsewhere,, any such approval might significantly limit the indications for use, to include a more limited patient population, require that certain precautions, contraindications or warnings be included on the product labeling, including black box warnings, require time-consuming post-approval clinical studies, or require that risk evaluation and mitigation strategies (“REMS”) be followed. For instance, CIP-Isotretinoin, called Absorica in the U.S. is subject to REMS requirements.

Furthermore, in the U.S., Canada, and elsewhere, the manufacturing, packaging, labeling, handling, distribution, importation, exportation, licensing, sale, marketing, promotion and storage of our products are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints. There can be no assurance that the Company or the Company’s third party distributors and manufacturers are in compliance with all of these laws, regulations and other constraints. Failure to comply with these laws, regulations or other constraints or new laws, regulations or constraints could lead to enforcement actions, the imposition of significant penalties or claims or withdrawal of marketing approvals, as a result of which our business, financial condition and financial results could be materially adversely affected. In addition, the adoption of new laws, regulations or other constraints or changes in the interpretation of such requirements may result in significant compliance costs that could be passed on to the Company by its distributors or manufacturers or lead the Company to discontinue product sales and may have an adverse effect on the marketing of our products, resulting in significant loss of sales. For instance, in the U.S., portions of the Drug Quality and Security Act, FDA’s law on the tracking and tracing of prescription drug products, went into effect in 2015, which will add to our responsibilities and may increase the cost of doing business

In the U.S., the FDA prohibits any written, verbal, or implied statement used to promote or sell a product that associates the product with an unapproved use that is not reflected in the product’s approved label, referred to as off-label information. If any such evidence is found with respect to our products, the FDA or other regulatory authorities, including the U.S. Department of Justice, Department of Health and Human Services’ Office of Inspector General, state attorneys general, and members of Congress may take adverse action against us, ranging from a warning letter necessitating cessation of use of the statement to injunctions against product sale, seizures of products promoted with the statements, inquiries, and civil and criminal prosecution, fines, and penalties. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The government has also requested that companies enter into consent decrees under which specified promotional conduct is changed or curtailed.

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In the U.S., engaging in the impermissible promotion of our products, following approval or clearance, for off-label uses can also subject us to false claims litigation under federal and state statutes, which can lead to civil and criminal penalties and fines, agreements with governmental authorities that materially restrict the manner in which we promote or distribute drug and device products through, for example, corporate integrity agreements, and debarment, suspension or exclusion from participation in federal and state healthcare programs and contracts. These false claims statutes include the federal civil False Claims Act, which allows any individual to bring a lawsuit against a company on behalf of the federal government alleging submission of false or fraudulent claims, or causing others to present such false or fraudulent claims, for payment by a federal program such as Medicare or Medicaid. If the government decides to intervene and prevails in the lawsuit, the individual will share in the proceeds from any fines or settlement funds. If the government declines to intervene, the individual may pursue the case alone. These False Claims Act lawsuits have increased significantly in volume and breadth, leading to several substantial civil and criminal settlements regarding certain sales practices promoting off-label uses involving fines that are as much as US$3.0 billion. This growth in litigation has increased the risk that a company will have to defend a false claim action, pay settlement fines or restitution, as well as criminal and civil penalties, agree to comply with burdensome reporting and compliance obligations, and be excluded from Medicare, Medicaid and other federal and state healthcare programs. If we do not lawfully promote our products, if any, we may become subject to such litigation and, if we do not successfully defend against such actions, those actions may have a material adverse effect on our business, financial condition, results of operations and prospects.

Certain of our products are subject to regulation as controlled substances, subjecting them, us, our contract manufacturers, our partners, prescribers, and dispensers to significant regulatory requirements.

CIP-Tramadol ER, called ConZip in the U.S., is regulated as a schedule IV narcotic controlled substance, subjecting it, us, our contract manufacturers, our partners, prescribers, and dispensers to significant regulation by the U.S. Drug Enforcement Administration (“DEA”). DEA’s regulations address such areas as registration, security, recordkeeping, reporting, storage, distribution, prescribing, importing, exporting, and other requirements.  States also may regulate controlled substances, including ConZip.  These requirements could limit the commercialization of our controlled substance products, and failure to abide by these requirements could result in enforcement action.  Moreover, in recent years FDA and other government authorities have devoted significant attention to the issue of opioids and opioid abuse, including guidance on the development of abuse deterrent opioids and labeling requirements, and these regulatory activities are ongoing.  The Company’s products may be subject to these and/or additional requirements that are in effect or may be developed in the future, which could have an adverse impact on our business.

We expect the healthcare industry to face increased limitations on reimbursement, rebates and other payments as a result of healthcare reform, which could adversely affect third-party coverage of our products and how much, or under what circumstances, healthcare providers will prescribe or administer our products, if approved.

In the U.S., Canada and other countries, sales of our products, if approved for marketing, will depend in part upon the availability of reimbursement from third-party payors, which include governmental authorities, managed care organizations and other private health insurers. Third-party payors are increasingly challenging the price and examining the cost effectiveness of medical products and services.

Increasing expenditures for healthcare have been the subject of considerable public attention in the U.S. Both private and government entities are seeking ways to reduce or contain healthcare costs. Numerous proposals that would effect changes in the U.S. healthcare system have been introduced or proposed in Congress and in some state legislatures, including reducing reimbursement for prescription products and reducing the levels at which consumers and healthcare providers are reimbursed for purchases of pharmaceutical products.

Cost reduction initiatives and changes in coverage implemented through legislation or regulation could decrease utilization of and reimbursement for any approved products, which in turn would affect the price we can receive for those products. Any reduction in reimbursement that results from federal legislation or regulation may also result in a similar reduction in payments from private payors, as private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010 (the “Affordable Care Act”), a law intended, among other things, to broaden access to health insurance and reduce or constrain the growth of healthcare spending. The Affordable Care Act increased the minimum rebate due for innovator drugs from 15.1% of average manufacturer price (“AMP”), to 23.1% of AMP and capped the total rebate amount for innovator drugs at 100.0% of AMP. The Affordable Care Act and subsequent legislation also narrowed the definition of AMP.

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Furthermore, the Affordable Care Act imposes a significant annual, non-deductible fee on companies that manufacture or import certain branded prescription drug products. Pharmaceutical manufacturers are required to comply with the Sunshine Act, provisions of the Affordable Care Act, which requires pharmaceutical companies to monitor and report payments, gifts, the provision of samples and other remuneration made to physicians and teaching hospitals.

The Affordable Care Act also authorizes the Medicare program to engage in demonstration programs, including programs designed to lower the costs of drugs reimbursed under fee-for-service Medicare, such as drugs reimbursed under Medicare Part B. Proposals under this authority have already been issued, but have not yet been finalized. It is clear, however, that the continued implementation of the Affordable Care Act will continue to put pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. More recently, in August 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, creates the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of an amount greater than US$1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to healthcare providers of up to 2.0% per fiscal year, which started in 2013 and continues currently through 2025.

These new laws may result in additional reductions in healthcare funding, which could have a material adverse effect on our customers, which may affect our financial operations. Legislative and regulatory proposals may expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our products or our other product candidates may be.

Although we cannot predict the full effect on our business of the implementation of existing legislation or the enactment of additional legislation pursuant to healthcare and other legislative reform, we believe that legislation or regulations that would reduce reimbursement for, or restrict coverage of, our products could adversely affect how much or under what circumstances healthcare providers will prescribe or administer our products. This could materially and adversely affect our business by reducing our ability to generate revenues, raise capital, obtain additional licensees and market our products. In addition, we believe the increasing emphasis on managed care in the U.S. has and will continue to put pressure on the price and usage of pharmaceutical products, which may adversely impact product sales.

It will be difficult for us to profitably market and sell our products if reimbursement for products is limited by government authorities and third-party payor policies.

In addition to any healthcare reform measures that may affect reimbursement, market acceptance and sales of the Company’s products and product candidates, if approved, will depend on the reimbursement policies of government authorities and third-party payors. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels.

Our ability to successfully market our products and product candidates, once regulatory approval is obtained, depends, in part, on whether appropriate reimbursement levels for the cost of the products and related treatments are obtained from government authorities and private health insurers and other organizations, such as Health Maintenance Organizations (“HMOs”) and Managed Care Organizations (“MCOs”).

In Canada, patented pharmaceutical products are subject to price control by the Patented Medicine Prices Review Board. Third-party payers increasingly challenge the pricing of pharmaceutical products. In addition, the trend toward managed healthcare in the U.S., the growth of organizations such as HMOs and MCOs and legislative proposals to reform healthcare and government insurance programs could significantly influence the purchase of pharmaceutical products, resulting in lower prices and reduction in product demand. Such cost containment measures and healthcare reform could affect our partners’ ability to sell our products and may have a material adverse effect on our business, financial condition and results of operations.

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Uncertainty exists about the reimbursement status of newly approved pharmaceutical products. Reimbursement in the U.S., Canada or other foreign countries may not be available for some of the Company’s products. Any reimbursement granted may not be maintained or limits on reimbursement available from third-party payers may reduce demand for, or negatively affect the price of, those products. These issues could have a material adverse effect on the Company’s business, financial condition and results of operations. The Company is unable to predict if additional legislation or regulation impacting the healthcare industry or third-party coverage and reimbursement may be enacted in the future, or what effect such legislation or regulation would have on the Company’s business.

The Company or its distributors may be subject to various laws pertaining to health care fraud and abuse, including anti-kickback, self-referral, false claims and fraud laws, and any violations by us of such laws could result in fines or other penalties.

The U.S. federal anti-kickback statute prohibits the offer, receipt, or payment of remuneration in exchange for or to induce the referral of patients or the use of products or services that would be paid for in whole or part by Medicare or other federal health care programs. Remuneration has been broadly defined to include anything of value, including cash, improper discounts, and free or reduced price items and services. Many states have similar laws that apply to their state health care programs as well as private payors. Violations of the anti-kickback laws can result in exclusion from federal health care programs and substantial civil and criminal penalties.

The U.S. federal False Claims Act (“FCA”), imposes liability on persons who, among other things, present or cause to be presented false or fraudulent claims for payment by a federal health care program. The FCA has been used to prosecute persons submitting, or causing the submission of, claims for payment that are inaccurate or fraudulent, that are for services not provided as claimed, or for services that are not medically necessary. The FCA includes a whistleblower provision that allows individuals to bring actions on behalf of the federal government and share a portion of the recovery of successful claims. If our marketing or other arrangements were determined to violate anti-kickback or related laws, including the FCA, then our revenues could be adversely affected, which would likely harm our business, financial condition, and results of operations.

State and federal authorities have aggressively targeted medical technology companies for alleged violations of these anti-fraud statutes, based on improper research or consulting contracts with doctors, certain marketing arrangements that rely on volume-based pricing, off-label marketing schemes, and other improper promotional practices. Companies targeted in such prosecutions have paid substantial fines in the hundreds of millions of dollars or more, have been forced to implement extensive corrective action plans, and have often become subject to consent decrees severely restricting the manner in which they conduct their business. If we become the target of such an investigation or prosecution based on our contractual relationships with providers or institutions, or our marketing and promotional practices, we could face similar sanctions, which would materially harm our business.

Also, the U.S. Foreign Corrupt Practices Act, the Canadian Corruption of Foreign Officials Act and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our internal control policies and procedures may not protect us from reckless or negligent acts committed by our employees, future distributors, licensees or agents. Violations of these laws, or allegations of such violations, could result in fines, penalties or prosecution and have a negative impact on our business, results of operations and reputation.

We rely on the success of strategic investments and partnerships.

Economic, governmental, industry and internal company factors outside our control affect each of the companies in which we may invest or partner. If these companies do not succeed, the value of our assets and the market price of the Common Shares could decline. Some of the material risks relating to the companies in which we may invest in, or partner with, include:

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•	the ability of these companies to successfully develop and manufacture the products which serve as the basis of our investment;

•	the ability of competitors to develop similar or more effective products, making the drugs developed by the companies in which we invest difficult or impossible to market;

•	the ability of these companies to adequately secure patents for their products that do not infringe existing patents and protect their proprietary information;

•	the ability of the companies to remain technologically competitive, and the dependence of these companies upon key scientific and managerial personnel; and

•	the ability of these companies to remain financially viable.

We will have limited or no control over the resources that any company in which we invest may devote to developing products in collaboration with us. Any company in which we invest may not perform as expected. These companies may breach or terminate their agreements with us or otherwise fail to conduct product discovery and development activities successfully or in a timely manner. If any of these events occur, it could have a material adverse effect on our business, financial condition and results of operations.

The publication of negative results of clinical trials may adversely impact our products.

From time to time, studies or clinical trials on various aspects of pharmaceutical products, including a product’s active ingredient, are conducted by academic researchers or others, including government agencies. The results of these studies or trials, when published or posted on government websites such as clinicaltrials.gov, may have a significant effect on the market for the pharmaceutical product that is the subject of the study. The publication of negative results of studies or clinical trials related to our products, an active ingredient in our products, or the therapeutic areas in which our products compete could adversely affect our sales, the prescription trends for our products and the reputation of our products. In the event of the publication of negative results of studies or clinical trials related to our products, an active ingredient in our products, or the therapeutic areas in which our products compete, this could have a materially adverse effect on our business, financial condition and results of operations.

Development goals and projected time frames are unpredictable and may not be achieved.

We set goals for, and make public statements regarding, timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, and the timing of product launches. The actual timing of these events can vary dramatically due to factors such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing or marketing milestones necessary to commercialize our products. There can be no assurance that our clinical trials will be completed on a timely basis or at all, that we will make regulatory submissions or receive regulatory approvals as planned, or that we will be able to adhere to our current schedule for the scale-up of manufacturing and launch of any of our products. If we fail to achieve one or more of these milestones as planned, it could have a material adverse effect on our business, financial condition and results of operations.

Rising insurance costs could negatively impact our profitability.

The cost of insurance, including director and officer, product liability and general liability insurance, has risen significantly in recent years and is expected to continue to increase. In response, we may increase deductibles and/or decrease certain coverage to mitigate these costs. These increases, and our increased risk due to increased deductibles and reduced coverage, could have a material adverse effect on our business, financial condition and results of operations.

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Under applicable employment laws, we may not be able to enforce covenants not to compete.

We generally enter into non-competition agreements as part of our employment agreements with our employees. These agreements generally prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefitting from the expertise our former employees or consultants developed while working for us.

The Company is subject to risks associated with the industry in which it operates.

Currently, the Company primarily operates in the North American healthcare industry. Accordingly, the Company is subject to risks associated with operating in a single industry in a concentrated geographic location. Any event affecting this industry could have a material adverse effect on the Company’s business, financial condition and results of operations. Moreover, our projected revenues and operating results are based on assumptions concerning certain levels of product purchases in these markets. Any failure to attain the Company’s projected revenues and operating results as a result of adverse economic or market conditions could have a material adverse effect on the Company’s business and financial condition.

Cipher may be unsuccessful in evaluating material risks involved in completed and future acquisitions.

Cipher regularly reviews acquisition opportunities and as part of the review, conducts business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in any particular acquisition. Despite Cipher’s efforts, it may be unsuccessful in identifying and/or evaluating all such risks. As a result, Cipher may not realize the expected benefits and synergies of any given acquisition. If Cipher fails to realize the expected benefits and/or synergies from one or more acquisitions, or does not identify all of the risks associated with a particular acquisition, this could have a material adverse effect on Cipher’s business, financial condition and results of operations.

In addition, Cipher may fail to discover liabilities of any acquired companies for which it may be responsible as a successor owner or operator in spite of any investigation made prior to the acquisition. Such discoveries may divert significant financial, operational and managerial resources from existing operations, and could have a material adverse effect on Cipher’s business, financial condition and results of operations.

The Company may be unable to identify, acquire or integrate acquisition targets successfully.

Part of Cipher’s business strategy includes identifying, acquiring and integrating businesses, products, pharmaceuticals or other assets that Cipher believes are complementary to its existing businesses, products, pharmaceuticals or other assets, and forming strategic alliances, joint ventures and other business combinations, to help drive future growth.

Acquisitions or similar arrangements may be complex, time consuming and expensive. Cipher may enter into negotiations for an acquisition but determine not to, or be unable to, complete any particular acquisition or other arrangement, which could result in a significant diversion of management and other employee time, as well as substantial out-of-pocket fees and costs.

If an acquisition or other arrangement is completed, the integration into Cipher’s business with the business, product or asset that is so acquired or subject to such other arrangement may also be complex and time-consuming and, if any such business, product and/or asset is not successfully integrated, Cipher may not achieve the anticipated benefits, cost-savings or growth opportunities and may experience other opportunity costs.

Furthermore, these acquisitions and other arrangements, even if successfully integrated, may not advance or enhance Cipher’s business strategy as anticipated (or to an extent that the cost of such acquisitions and other arrangements would be justified), and they may expose Cipher to increased competition or challenges with respect to Cipher’s products or geographic markets and expose Cipher to additional liabilities, including litigation, tax and successor liability risks, associated with any business, product or other asset that is acquired or subject to such other arrangement.

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Any one of these challenges or risks could impair Cipher’s ability to realize any benefit from any such acquisition or other arrangement and this could have a material adverse effect on Cipher’s business, financial condition and results of operations.

Cipher currently conducts certain of its operations through U.S. subsidiaries and certain of its assets are held in such entities.

Cipher currently conducts certain of its operations through U.S. subsidiaries and certain of its assets are held in such entities. Cipher may thus be subject to a number of associated risks which are beyond its control. These risks include, but are not limited to: changes of laws affecting foreign ownership, fluctuations in exchange rates, as well as government participation, taxation, royalties, duties, inflation, exchange control and repatriation of earnings. While these factors cannot be accurately predicted, Cipher believes the relative risk of operations in the United States is low on a world-wide scale. In particular, the ability of Cipher’s U.S. subsidiaries to make payments to the parent corporation may be constrained by certain factors, including the level of taxation, particularly corporate profits and withholding taxes, in the United States. Any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict Cipher’s ability to fund its operations. Any such limitations, or the perception that such limitations may exist now or in the future, could have a material adverse effect on Cipher’s business, financial condition and results of operations.

Cipher may not be able to continue to meet certain covenants under its existing credit facilities and inability to meet these covenants could result in acceleration of the Company’s long term liabilities.

Cipher’s credit facilities, specifically the Notes, require the Company to maintain specified coverage ratios and satisfy financial covenants. There can be no assurance that Cipher will be able to continue to meet the covenants under its existing credit facilities. A failure to meet such covenants could result in our lenders seeking to enforce their security under such credit facilities. This could have a material adverse effect on Cipher’s business, financial condition and results of operations. The credit facility also contains restrictive covenants.

The restrictions in our credit facilities governing our other indebtedness may prevent Cipher from taking actions that we believe would be in the best interest of our business and may make it difficult for us to execute our business strategy successfully or effectively compete with companies that are not similarly restricted. We may also incur future debt obligations that might subject the Company to additional restrictive covenants that could affect our financial and operational flexibility. We may be unable to refinance our indebtedness, at maturity or otherwise, on terms acceptable to us, or at all.

Our ability to comply with the covenants and restrictions contained in our credit facilities may be affected by economic, financial and industry conditions, beyond our control including credit or capital market disruptions. The breach of any of these covenants or restrictions could result in a default that would permit the lenders to declare all amounts outstanding to be due and payable, together with accrued and unpaid interest. If Cipher is unable to repay the indebtedness, the lenders could proceed against the collateral securing the indebtedness. This could have serious consequences to our financial position and results of operations and could cause us to become bankrupt or insolvent.

There is no assurance that we will be able to secure future additional financing to repay our current credit facilities should cash flows from operations be insufficient to repay these liabilities.

Compliance with privacy and security regulation.

The Company may also be subject to various privacy and security regulations, including, but not limited to, the U.S. federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the U.S. federal Health Information Technology for Economic and Clinical Health Act of 2009. HIPAA mandates, among other things, the adoption of uniform standards for the electronic exchange of information in common health care transactions (e.g. health care claims information and plan eligibility, referral certification and authorization, claims status, plan enrolment, coordination of benefits and related information), as well as standards relating to the privacy and security of individually identifiable health information, which require the adoption of administrative, physical and technical safeguards to protect such information. In addition to many other jurisdictions, several U.S. states have enacted comparable laws addressing the privacy and security of health information, some of which are more stringent than HIPAA. Failure to comply with any of these laws could result in the imposition of significant civil and criminal penalties. The costs of compliance with these laws or similar laws in other countries and the potential liability associated with any failure to comply with these laws could have a material adverse effect on the Company’s business, financial condition and results of operations.

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Our policies regarding returns, allowances and chargebacks may reduce revenues in future fiscal periods.

We cannot ensure that our estimated reserves are adequate or that actual product returns, allowances and chargebacks will not exceed the estimates, which could have a material adverse effect on our results of operations, financial condition, and cash flows.

The Company may be subject to certain regulations that could restrict its activities and abilities to generate revenues as planned.

From time-to-time, governments, government agencies and industry self- regulatory bodies in Canada, the U.S. and other countries in which we will operate have adopted statutes, regulations and rulings that directly or indirectly affect the activities of Cipher and our future clients. These regulations could adversely impact on our ability to execute our business strategy and generate revenues as planned.

The Company is subject to risks related to additional regulatory burden and controls over financial reporting.

The Company is subject to the continuous and timely disclosure requirements of Canadian and U.S. securities laws and the rules, regulations and policies of the TSX and NASDAQ. These rules, regulations and policies relate to, among other things, corporate governance, corporate controls, internal controls, disclosure controls and procedures and financial reporting and accounting systems. The Company has made, and will continue to make, changes in these and other areas, including the Company’s internal controls over financial reporting. However, there is no assurance that these and other measures that it may take will be sufficient to allow the Company to satisfy its obligations as a public company on a timely basis. In addition, compliance with reporting and other requirements applicable to public companies create additional costs for the Company and require the time and attention of management of the Company. The Company cannot predict the amount of the additional costs that the Company may incur, the timing of such costs or the impact that management’s attention to these matters will have on the Company’s business.

In addition, the Company’s inability to maintain effective internal controls over financial reporting could increase the risk of an error in its financial statements. Cipher’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives due to its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is therefore subject to error, improper override or improper application of the internal controls. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis, and although it is possible to incorporate into the financial reporting process safeguards to reduce this risk, they cannot be guaranteed to entirely eliminate it. If the Company fails to maintain effective internal control over financial reporting, then there is an increased risk of an error in the Company’s financial statements that could result in the Company being required to restate previously issued financial statements at a later date.

The Company relies on third parties to perform distribution, logistics, invoicing, regulatory and sales services for its products.

The Company relies on third parties to provide distribution, logistics, invoicing, regulatory and sales services including warehousing of finished products, accounts receivable management, billing, collection, record keeping and processing of invoices (including with insurance companies). If the third parties cease to be able to provide the Company with these services or do not provide these services in a timely or professional manner, or in accordance with the applicable regulatory requirements, or if contracts with such third parties are terminated for any reason, the Company may not be able to successfully manage the logistics associated with distributing and selling its products which could result in a delay or interruption in delivering products to its customers and could impact product sales and revenues or the Company’s ability to integrate new products into its business, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations. Such third parties’ failure to comply with the applicable regulatory requirements could also subject us to regulatory action.

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In addition, the supply of the Company’s products to its customers (or, in some cases, supply from the Company’s contract manufacturers to the Company) is subject to and dependent upon the use of transportation services and third party distribution facilities. Such supply chain logistics result in the Company not being in control of its products at all times, while maintaining liability for such products. Moreover, transportation services or third party distribution facilities may be disrupted (including as a result of weather conditions or due to technical, labour or other difficulties or conditions), any of which could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company is subject to risks related to general commercial litigation, class actions, employment claims and other litigation claims, as well as potential administrative and regulatory actions, as part of its operations.

In the course of its business, the Company receives general commercial claims related to the conduct of its business and the performance of its products and services, employment claims and other litigation claims and the Company also could become subject to class actions. Litigation resulting from these claims could be costly and time-consuming and could divert the attention of management and other key personnel from the Company’s business and operations. The complexity of any such claims and the inherent uncertainty of commercial, class action, employment and other litigation increases these risks. In recognition of these considerations, the Company could suffer significant litigation expenses in defending any of these claims and may enter into settlement agreements. If the Company is unsuccessful in its defense of material litigation claims or is unable to settle the claims, the Company may be faced with significant monetary damage awards or other remedies against it including injunctive relief that could have a material adverse effect on the Company’s business, financial condition and results of operations. Administrative or regulatory actions against the Company or its employees could also have a material adverse effect on the Company’s business, financial condition and results of operations.

As a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to the Company’s U.S. shareholders.

The Company is a foreign private issuer under applicable U.S. federal securities laws, and therefore, it is not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Exchange Act. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company will be required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Company’s shareholders may not know on as timely a basis when the Company’s officers, directors and principal shareholders purchase or sell Common Shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Company.

In order to maintain its current status as a foreign private issuer, non-residents of the U.S. must either directly or indirectly own a majority of the Company’s common shares unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if the majority of the Company’s Common Shares are held in the U.S. and it fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs it incurs as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system (“MJDS”). If the Company were not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers.

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Risks Related to Our Intellectual Property

If we infringe or are alleged to infringe or otherwise violate intellectual property rights of third parties, our business could be harmed.

Our research, development and commercialization activities may infringe, or otherwise violate or be claimed to infringe or otherwise violate, patents or patent applications owned or controlled by other parties. Competitors in the field of therapies for acne, pain and hyperlipidemia and other indications have developed large portfolios of patents and patent applications relating to our business. There may be granted patents that could be asserted against us in relation to such product candidates. There may also be granted patents held by third parties that may be infringed or otherwise violated by our other product candidates and activities, and we do not know whether or to what extent we are infringing or otherwise violating third party patents. There may also be third party patent applications that, if approved and granted as patents, may be asserted against us in relation to our products or any of our product candidates or activities. These third parties could bring claims against us that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages and legal fees. Further, if a patent infringement suit were brought against us, we could be temporarily or permanently enjoined or otherwise forced to stop or delay research, development, manufacturing, marketing or sales of the product candidate or method that is the subject of the suit.

As a result of patent infringement claims, or to avoid potential claims, we may choose or be required to seek licenses from third parties. These licenses may not be available on acceptable terms, or at all. Even if we are able to obtain a license, the license would likely obligate us to pay license fees or royalties or both, and the rights granted to us might be nonexclusive, which could result in our competitors gaining access to the same intellectual property, or such rights might be restrictive and limit our present and future activities. Ultimately, we or a licensee could be prevented from commercializing a product, or be forced to cease some aspect of our business operations if, as a result of actual or threatened patent infringement claims, we are unable to enter into or maintain licenses on acceptable terms.

If our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our products or any of our product candidates are not adequate, we may not be able to compete effectively and we otherwise may be harmed.

Our commercial success depends in part on our ability to obtain and maintain patent protection and utilize trade secret protection for our intellectual property and proprietary technologies, our products and their uses, as well as our ability to operate without infringing upon the proprietary rights of others. We rely upon a combination of patents, trade secret protection and confidentiality agreements, assignment of invention agreements and other contractual arrangements to protect the intellectual property related to our products and our other development programs. Limitations on the scope of our intellectual property rights may limit our ability to prevent third parties from designing around such rights and competing against us. For example, our patents typically do not claim a new compound. Rather, the active pharmaceutical ingredients of our products are existing compounds and our granted patents and pending patent applications are directed to, among other things, novel formulations of these existing compounds. Accordingly, other parties may compete with us, for example, by independently developing or obtaining competing formulations that design around our patent claims, but which may contain the same active ingredients, or by seeking to invalidate our patents. Moreover any disclosure to or misappropriation by third parties of our confidential proprietary information, unless we have sufficient patent and/or trade secret protection and we are able to enforce such rights successfully, could enable competitors to quickly duplicate or surpass our technological achievements, eroding our competitive position in our market.

However, the patents and patent applications that we own or license may fail to result in granted patents in the U.S. or foreign jurisdictions or, if granted, may fail to prevent a potential infringer from marketing its product or be deemed invalid and unenforceable by a court. Our ability to obtain and maintain valid and enforceable patents depends on various factors, including interpretation of our technology and the prior art and whether the differences between them allow our technology to be patentable. Patent applications and patents granted from them are complex, lengthy and highly technical documents that are often prepared under very limited time constraints and may not be free from errors that make their interpretation uncertain. The existence of errors in a patent may have a materially adverse effect on the patent, its scope and its enforceability. Our pending patent applications may not issue, and the scope of the claims of patent applications that do issue, may be too narrow to adequately protect our competitive advantage. Also, our granted patents and applications may be subject to challenges, including ownership challenges, or may be narrowly construed and may not provide adequate protection.

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Even if these patents do successfully issue, third parties may challenge the validity, enforceability or scope of such granted patents or any other granted patents we own or license, which may result in such patents being narrowed, invalidated or held unenforceable. For example, patents granted by the European Patent Office may be opposed by any person within 9 months from the publication of their grant. Also, patents granted by the U.S. Patent and Trademark Office (the “USPTO”) may be subject to re-examination and other challenges. In addition, recent changes to the patent laws of the U.S. provide additional procedures for third parties to challenge the validity of patents issuing from patent applications filed after March 15, 2013. Furthermore, efforts to enforce our patents could give rise to challenges to their validity or unenforceability in court proceedings. If the patents and patent applications we hold or pursue with respect to our products or any of our other product candidates are challenged, it could threaten our competitive advantage for our products or any of our other product candidates. Furthermore, even if they are not challenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims. To meet such challenges, which are part of the risks and uncertainties of developing and marketing product candidates, we may need to evaluate third party intellectual property rights and, if appropriate, to seek licenses for such third party intellectual property or to challenge such third party intellectual property, which may be costly and may or may not be successful, which could also have a material adverse effect on the commercial potential for our products and any of our other product candidates.

Furthermore, for applications filed before March 16, 2013, or patents issuing from such applications, an interference proceeding can be invoked by a third party, or instituted by USPTO, to determine who was the first to invent any of the subject matter covered by the patent claims of our applications and patents. As of March 16, 2013, the U.S. transitioned to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that files a patent application in the USPTO under the new first-to-file system before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by the third party.

The change to “first-to-file” from “first-to-invent” is one of the changes to the patent laws of the U.S. resulting from the Leahy-Smith America Invents Act signed into law on September 16, 2011. Among some of the other changes to the patent laws are changes that limit where a patentee may file a patent infringement suit and providing opportunities for third parties to challenge any issued patent in the USPTO. Because of a lower evidentiary standard in certain USPTO proceedings compared to the evidentiary standard in U.S. federal court necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action.

Even where patent, trade secret and other intellectual property laws provide protection, costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights and the outcome of such litigation would be uncertain. Moreover, any actions we may bring to enforce our intellectual property against our competitors could provoke them to bring counterclaims against us, and our competitors have intellectual property portfolios of their own, some of which are substantial. An unfavorable outcome could have a material adverse effect on our business and could result in the challenged patent being interpreted narrowly or invalidated, or one or more of our patent applications may be not be granted.

We also rely on trade secret protection and confidentiality agreements to protect our know how, data and information prior to filing patent applications and during the period before they are published. We further rely on trade secret protection and confidentiality agreements to protect proprietary know-how that may not be patentable, processes for which patents may be difficult to obtain or enforce and other elements of our product development processes that involve proprietary know-how, information or technology that is not covered by patents.

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In an effort to protect our trade secrets and other confidential information, we incorporate confidentiality provisions in all our employees’ agreements and require our consultants, contractors and licensees to which we disclose such information to execute confidentiality agreements upon the commencement of their relationships with us. These agreements require that confidential information, as defined in the agreement and disclosed to the individual by us during the course of the individual’s relationship with us, be kept confidential and not disclosed to third parties for an agreed term. These agreements, however, may not provide us with adequate protection against improper use or disclosure of confidential information, and these agreements may be breached. Adequate remedies may not exist in the event of unauthorized use or disclosure of our confidential information. A breach of confidentiality could significantly affect our competitive position and we could lose our trade secrets or they could become otherwise known or be independently discovered by our competitors. Also, to the extent that our employees, consultants or contractors use any intellectual property owned by others in their work for us, disputes may arise as to the rights in any related or resulting know-how and inventions. Additionally, others may independently develop the same or substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets and other confidential information. Any of the foregoing could deteriorate our competitive advantages, undermine the trade secret and contractual protections afforded to our confidential information and have material adverse effects on our business.

Changes in U.S., Canadian or foreign patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

The strength of patents in the pharmaceutical field involves complex legal and scientific questions and, in the U.S., Canadian and many foreign jurisdictions, patent policy also continues to evolve and the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. This uncertainty includes changes to the patent laws through either legislative action to change statutory patent law or court action that may reinterpret existing law in ways affecting the scope or validity of granted patents, or both. Particularly in recent years in the U.S., there have been several major legislative developments and court decisions that have affected patent laws in significant ways and there may be more developments in the future that may weaken or undermine our ability to obtain new patents or to enforce existing and future patents owned or licensed.

There has been substantial litigation in the pharmaceutical industry concerning the manufacture and supply of novel versions of existing drugs as well as generic versions of existing drugs. Regardless of FDA or Health Canada approval, should anyone commence a lawsuit with respect to any alleged patent infringement by the Company, the uncertainties inherent in patent litigation make the outcome of such litigation difficult to predict and the cost involved in defending every lawsuit can be substantial.

When a drug developer files a 505(b)(2) NDA or ANDA, it is required to certify to the FDA that no patent information on the drug product and drug substance that claims the reference listed drug, in the case of an ANDA, or on which investigations that were relied on by the developer for approval of its application were conducted, in the case of a 505(b)(2) application, as well as claiming methods of use for such drug, has been submitted to FDA. Alternatively, applicants may certify that such patents have expired, the date any such patent will expire, or that any such patent is invalid or will not be infringed by the manufacture, sale or use of the new drug for which the 505(b)(2) NDA or ANDA is submitted. Approval of an NDA is not effective until each listed patent expires, unless the applicant certifies that the patents are not infringed or invalid, or indicates, in the case of method of use patents, that the applicant is not seeking approval for the patented method of use. If the applicant certifies that the patents are not infringed or are invalid, the applicant must so notify the patent holder and the holder of the branded product NDA within set timeframes. A patent holder or NDA holder may then bring a patent infringement lawsuit within 45 days of receiving notice. In such a case, the FDA is precluded by statute from making an approval effective until the earlier of 30 months after the receipt of the certification notice by the patent or NDA holder, a final court decision of non-infringement or patent invalidity, settlement, or a shorter or longer period as determined by the court. Challenges of this type are not uncommon. Similar procedures exist in Canada under the Patented Medicines (Notice of Compliance) Regulations.

Third parties own patents relating to product formulations. Claims by these companies that Cipher infringes their proprietary technology may result in liability for damages or may delay the development and commercialization of Cipher’s products. In the pharmaceutical industry, it is not uncommon for competitors to advance such claims for strategic purposes. There can be no assurance that additional patent or other litigation will not arise in connection with any of our current or future products or product candidates. Patent litigation, with or without merit, is time-consuming and costly and may significantly impact our financial condition and results of operations, even if we prevail. If we do infringe the intellectual property rights of others, we could lose our right to develop, manufacture or sell products or could be required to pay monetary damages or royalties to license proprietary rights from third parties. The outcomes of infringement actions are uncertain and infringement actions are costly and divert technical and management personnel from their normal responsibilities.

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To the extent our products are patented and the patents are suitable for listing in the FDA’s Approved Drug Products List (the “Orange Book”), and are listed in the Orange Book, as required, the patents can be challenged, generic products can be approved under an ANDA, or changes to our drug products can be approved under a 505(b)(2) application. In the United States, under the “Hatch-Waxman Act”, the FDA can approve an ANDA, for a generic version of a branded drug. In place of clinical studies, an ANDA applicant usually needs only to submit data demonstrating that its product has the same active ingredient(s), dosage form, strength, route of administration, labeling, performance characteristics and intended use as our product. An ANDA applicant must also demonstrate that the proposed generic product is bioequivalent to the reference listed drug. This is referred to as the ANDA process. The “Hatch-Waxman Act” requires an applicant for a drug that relies, at least in part, on the patent of a branded drug, to go through the patent certification process described above.

Any litigation could have a material adverse effect on our business, financial condition and operating results.

If we are unable to protect our trademarks from infringement, our business prospects may be harmed.

We own trademarks that identify our products and have registered these trademarks in the U.S. and Canada. Although we take steps to monitor the possible infringement or misuse of our trademarks, it is possible that third parties may infringe, dilute or otherwise violate our trademark rights. Any unauthorized use of our trademarks could harm our reputation or commercial interests. In addition, our enforcement against third-party infringers or violators may be unduly expensive and time-consuming and the outcome may be an inadequate remedy.

Risks Related to Our Common Shares

Shareholders of the Company may be further diluted.

The Company has financed its operations to date through the sale of securities, specifically, Common Shares. We may need to continue our reliance on the sale of such securities for future financing, resulting in dilution to our existing shareholders. Our long-term capital requirements will depend on many factors, including continued scientific progress in our product discovery and development programs, progress in its pre-clinical and clinical evaluation of products and product candidates, time and expense associated with filing, prosecuting and enforcing its patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, we will consider contract fees, collaborative research and development arrangements, public financing or additional private financing (including the issuance of additional equity securities) to fund all or part of our particular programs.

Our business, financial condition and results of operations may depend on our ability to obtain additional financing, which may not be available under favourable terms, if at all. Our ability to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as our business performance. If our capital resources are exhausted and adequate funds are not available, we may have to reduce substantially, or eliminate, expenditures for research and development, testing, production and marketing of our proposed products, or obtain funds through arrangements with corporate partners that require us to relinquish rights to certain of our technologies or products.

Our share price has been volatile, and an investment in our Common Shares could suffer a decline in value.

Market prices for the securities of pharmaceutical and biotechnology companies have historically been highly volatile and the market has, from time to time, experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. In addition to the risk factors described herein, factors such as fluctuations in our operating results, the aftermath of any public announcements made by us, concern as to the safety of any drugs developed by us, and general market conditions can, and have had an adverse effect on the market price of the Common Shares.

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In the past, when the market price of a stock has been volatile, shareholders have often instituted securities class action litigation against that company. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. The lawsuit could also divert the time and attention of our management.

We have a significant shareholder.

A director of the Company, Dr. John D. Mull, owns 9,668,899 Common Shares, representing 37.0% of the total outstanding Common Shares as of March 28, 2016. If Dr. Mull was to sell his interest in the Company into the public market, or even if the market was to perceive that such a sale may occur, such event might lower the market price of the Common Shares. Dr. Mull’s interests as a shareholder may not be aligned at all times with the interests of all of the other shareholders of the Company.

We do not currently intend to pay dividends on our Common Shares.

We have never declared or paid any cash dividend on our Common Shares and do not currently intend to do so for the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Therefore, the success of an investment in our Common Shares will depend upon any future appreciation in their value. There is no guarantee that our Common Shares will appreciate in value or even maintain the price at which our shareholders have purchased their shares. See “Dividends”.

Our operating results may fluctuate significantly and any failure to meet financial expectations may disappoint securities analysts or investors and result in a decline in the price of our Common Shares.

Our operating results have fluctuated in the past and are likely to do so in the future. These fluctuations could cause the price of the Common Shares to decline. Some of the factors that could cause operating results to fluctuate include the following:

•	the inability to complete product development in a timely manner that results in a failure or delay in receiving the required regulatory approvals or allowances to commercialize product candidates;

•	the timing of regulatory submissions and approvals;

•	the timing and willingness of any current or future collaborators to invest the resources necessary to commercialize our product candidates, and the timing of payments we may make or receive under these arrangements;

•	any intellectual property infringement or other lawsuits in which we may become involved;

•	foreign currency fluctuations;

•	the timing of achievement and the receipt of milestone payments from current or future third parties;

•	failure to enter into new or the expiration or termination of current agreements with third parties;

•	failure to introduce the product candidates to the market in a manner that generates anticipated revenues;

•	changes in costs and/or reimbursement for the Company’s products;

•	costs related to business development transactions;

•	changes in the amount the Company spends to market its products;

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•	delays between the Company’s expenditures to acquire new products, technologies or businesses and the generation of revenues from those acquired products, technologies or businesses;

•	changes in treatment practices of physicians that currently prescribe certain of the Company’s products;

•	increases in the cost of raw materials used to manufacture the Company’s products;

•	manufacturing and supply interruptions;

•	the Company’s responses to price competition;

•	the timing of wholesaler and distributor purchases; and

•	general economic and industry conditions, including potential fluctuations in interest rates.

As a result, the Company believes that quarter-to-quarter comparisons of results from operations, or any other similar period-to-period comparisons, should not be construed as reliable indicators of the Company’s future performance. The above factors may cause the Company’s operating results to fluctuate and could have a material adverse effect on the Company’s business, financial condition and results of operations. In any period, the Company’s results may be below the expectations of market analysts and investors, which could cause the trading price of the Common Shares to decline.

Goodwill and intangible assets represent a significant portion of the Company’s total assets and potential impairment of goodwill and other intangible assets may significantly impact the Company’s profitability. Finite-lived intangible assets are subject to an impairment analysis whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Goodwill and indefinite-lived intangible assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. If an impairment exists, the Company would be required to take an impairment charge with respect to the impaired asset. Events giving rise to impairment are difficult to predict and are an inherent risk in the pharmaceutical industry. As a result of the significance of goodwill and intangible assets should such an impairment of goodwill or intangible assets occur, it could have a material adverse effect on the Company’s business, financial condition and results of operations.

All of the Company’s debt obligations, and any future indebtedness the Company may incur, will have priority over the Common Shares with respect to payment in the event of a liquidation, dissolution or winding up.

In any liquidation, dissolution or winding up of the Company, the Common Shares would rank below all debt claims against the Company. In addition, any convertible or exchangeable securities or other equity securities that the Company may issue in the future may have rights, preferences and privileges more favourable than those of the Common Shares. As a result, holders of the Common Shares will not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after the Company’s obligations to its debt holders and holders of equity securities that rank senior to the Common Shares have been satisfied.

DIVIDENDS

The Company has not declared or paid any dividends since incorporation and has no present intention to declare or pay any dividends in the foreseeable future. Any decision to declare or pay dividends will be made by the board of directors based upon the Company’s earnings, financial requirements and other conditions existing at such future time. Furthermore, pursuant to the Securities Purchase Agreement with respect to Notes, there are restrictions on the declaration and payment of dividends.

DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized capital consists of an unlimited number of Common Shares and an unlimited number of Preference Shares, issuable in series, in each case without nominal or par value.

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The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares and Preference Shares.

Common Shares

The Company is authorized to issue an unlimited number of Common Shares. The Common Shares rank junior to the Preference Shares. Holders of Common Shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Company, other than separate meetings of holders of any other class or series of shares, and to one vote in respect of each common share held at such meetings. Holders of Common Shares are entitled to receive dividends if, as and when declared by the board of directors of the Company and to receive pro-rata the remaining assets of the Company upon its liquidation, dissolution or winding-up, subject to the rights of holders of Preference Shares and any other class or series of shares of the Company having priority over the Common Shares. As at March 30, 2016, there were 26,161,662 Common Shares issued and outstanding.

Preference Shares

The Preference Shares are issuable in series and have such rights, restrictions, conditions and limitations as the board of directors of the Company may from time to time determine. The Preference Shares rank senior to the Common Shares with respect to the payment of dividends or on any distribution of assets of the Company on the liquidation, dissolution or winding-up of the Company. Holders of Preference Shares are not entitled to receive notice of or to attend or vote at any meeting of the shareholders of the Company, except as required by law. As at March 30, 2016, no Preference Shares were issued and outstanding.

MARKET FOR SECURITIES

The Common Shares of the Company trade on the TSX under the symbol “CPH” and on NASDAQ under the symbol “CPHR”. The following table sets forth the reported high and low prices and the trading volume for the periods indicated:

Month	Toronto Stock Exchange (CDN$)			NASDAQ (US$)
(2015)	High	Low	Volume	High	Low	Volume

January	18.75	15.10	2,048,384	15.28	13.18	94,459
February	17.80	13.59	2,009,746	14.01	11.04	100,788
March	15.06	11.33	2,336,494	12.05	9.07	183,964
April	15.14	10.75	2,449,979	12.33	8.62	218,192
May	13.30	11.88	1,360,019	11.65	9.73	133,020
June	12.39	10.41	1,146,462	10.16	8.52	306,876
July	13.32	9.75	1,095,714	10.25	7.74	133,394
August	12.67	6.73	1,751,964	9.99	4.97	378,520
September	7.16	4.77	1,079,927	5.60	3.55	228,189
October	6.47	4.81	1,457,304	5.56	3.71	139,294
November	7.50	5.27	961,644	5.60	3.83	195,280
December	6.69	5.38	1,064,648	5.06	3.57	244,673

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DIRECTORS AND OFFICERS

Set out below is information with respect to the directors and executive officers of the Company as at December 31, 2015:

Name and Province/State of Residence	Position	Director Since	Principal Occupation
GERALD P. McDOLE[1] Ontario, Canada	Chair and Director	Feb. 23, 2004	Retired. Former President and Chief Executive Officer of AstraZeneca Canada Inc.’s pharmaceutical operations
JOHN D. MULL, M.D., F.R.C.P.(C)[2] Ontario, Canada	Director	Jan. 9, 2004	2004 Chief Executive Officer, Typhon Group Limited
STEPHEN R. WISEMAN, CPA, CA3 Ontario, Canada	Director	Aug. 3, 2005	Retired. Former Chairman of CML HealthCare Inc. and former partner of Taylor Leibow LLP, Chartered Accountants
STEFAN AIGNER, M.D.[4] Pennsylvania, U.S.A.	Director	Dec. 6, 2007	Chief Executive Officer, Inspirion Delivery Technologies, LLC
WILLIAM D. CLAYPOOL, M.D.[5] Pennsylvania, U.S.A.	Director	Nov. 3, 2009	President and Chief Executive Officer of Hsiri Therapeutics, LLC
THOMAS G. WELLNER[6] Ontario, Canada	Director	Mar. 25, 2014	President and Chief Executive Officer of Revera Inc.
SHAWN PATRICK O’BRIEN Pennsylvania, U.S.A.	President and Chief Executive Officer		President and Chief Executive Officer of Cipher
NORMAN EVANS, CPA, CA Ontario, Canada	Chief Financial Officer and Secretary		Chief Financial Officer and Secretary of Cipher
JOAN CHYPYHA Ontario, Canada	President and General Manager, Canada		President and General Manager, Canada of Cipher
JOSEPH PECORA[7] Florida, U.S.	President and General Manager, U.S.		President and General Manager, U.S. of Cipher

(1)	Mr. McDole is Chair of the Board of Directors and a member of the Audit, Nominating & Governance and Compensation Committees.
(2)	Dr. Mull was a member of the Audit, Nominating & Governance and Compensation Committees during 2015. On March 25, 2016, he resigned as a member of the Audit and Compensation Committees.
(3)	Mr. Wiseman is Chair of the Audit Committee and the Nominating & Governance Committee and a member of the Compensation Committee.
(4)	Dr. Aigner is a member of the Audit, Nominating & Governance and Compensation Committees.
(5)	Dr. Claypool is Chair of the Compensation Committee and a member of the Audit and Nominating & Governance Committees.
(6)	Mr. Wellner is a member of the Audit Committee.
(7)	Mr. Pecora resigned effective December 31, 2015.

All of the directors and executive officers of the Company have been engaged for more than five years in their present principal occupations or in other capacities with the companies with which they currently hold positions, with the exception of William Claypool who was a Senior Partner at Pennmark Associates, LLC from October 2008 to January 2012; Thomas Wellner, who was Co-CEO LifeLabs LP from October 2013 to February 2014, President and CEO CML Healthcare Inc., from Feb 2012 to October 2013, and President and CEO of Therapure Biopharma Inc. from April 2008 to May 2011; Shawn O’Brien, who was Co-founder, President and CEO of AltheRx Pharmaceuticals from January 2010 to December 2013 and President and CEO of Profectus BioSciences Inc. from January 2008 to January 2010; and Joan Chypyha who was CEO of Alto Pharmaceuticals Ltd. from July 2009 to February 2013 and Chief Development Officer of Rhei Pharmaceuticals Ltd. from April 2009 to October 2010.

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As at March 28, 2016, the current directors and executive officers as a group (eleven persons) beneficially own or control, directly or indirectly, 10,062,123 of the outstanding common shares of the Company (38.5%).

The term of office of all directors of the Company will expire at the next annual meeting of the shareholders of the Company to be held on May 5, 2016.

TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.

MATERIAL CONTRACTS

The following are the material contracts, other than contracts in the ordinary course of business, and material contracts in the ordinary course of business required to be listed, that were entered into by the Company in 2015 or prior to 2015 and are still in effect:

Master Licensing and Clinical Supply Agreement

In February 2002, the Company entered into a master licensing and clinical supply agreement with Galephar (the “Master Licensing and Clinical Supply Agreement”). Pursuant to the Master Licensing and Clinical Supply Agreement, Galephar granted the Company a license to package, test, obtain regulatory approval and/or market certain pharmaceutical products in certain geographical areas more particularly described in the agreement. The license gives the Company the right to conduct all studies and tests required by the FDA and other regulatory authorities in the geographic area where the pharmaceutical product is being packaged, tested, approved and/or marketed, as well as the right to prepare, file and prosecute any regulatory submissions for approval in such geographic area. The license granted for each pharmaceutical product is of perpetual duration and is an exclusive license in the relevant geographic area and a non-exclusive license in other geographic areas more particularly specified in the agreement.

Lipofen® Distribution and Supply Agreement

In July 2007, Cipher entered into a licensing and distribution agreement with ProEthic under which ProEthic was granted the exclusive right to market, sell and distribute Lipofen® in the U.S. ProEthic was subsequently acquired by Kowa Company, Ltd. and its name was changed to Kowa Pharmaceuticals America Inc. The agreement is for a period of ten years and Kowa has the right to extend the term for two additional two year periods. Under the terms of the agreement, Cipher received certain milestone payments as well as a royalty on a percentage of net sales, which escalates from the mid-teens to the mid-twenties based on annual sales levels and the degree of promotional effort by Kowa.

CIP-ISOTRETINOIN Development, Distribution and Supply Agreement

In August 2008, Cipher entered into a development, distribution and supply agreement with Ranbaxy, under which Cipher granted Ranbaxy the exclusive right to market, sell and distribute CIP-ISOTRETINOIN in the U.S., its territories and possessions. Under the terms of the agreement with Ranbaxy, Cipher received an initial upfront payment of US$1 million. The agreement provides for additional pre- and post-commercialization milestone payments of up to US$23 million, contingent upon the achievement of certain milestone targets, all of which have now been achieved. Cipher also receives a royalty in the mid-teens on net sales. In addition, Ranbaxy has reimbursed Cipher for the costs associated with the clinical studies required to obtain FDA approval up to a predetermined limit. Additional development costs associated with initial FDA approval in excess of the limit were shared equally. Cipher is responsible for all product development activities, including management of the clinical studies required by the FDA to secure NDA approval.

ConZip® Distribution and Supply Agreement

In June 2011, Cipher entered into a distribution and supply agreement with Vertical under which Vertical was granted the exclusive right to market, sell and distribute ConZip® in the U.S. The agreement is for a period of ten years and Vertical has the right to extend the term for two additional five year periods. Under the terms of the agreement, Cipher received a US$0.5 million up-front payment and a launch milestone of US$0.75 million in 2011 and a net sales level achievement milestone of US$0.75 million in 2015. The agreement also provides for additional milestone payments of up to US$3.0 million based on the achievement of certain additional net sales targets. Cipher also receives a royalty on a percentage of net sales in the mid-teens.

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Membership Interests Purchase Agreement

On April 13, 2015 Cipher Acquisition U.S. LLC (a subsidiary of Cipher) entered into a Membership Interest Purchase Agreement with Innocutis Parent, LLC, Ballast Point Ventures II, L.P. and certain beneficial sellers with respect to the acquisition of Innocutis for US$45.5 million as described above under “The Business – Acquisition of Innocutis”.

Securities Purchase Agreement

On April 13, 2015 Cipher entered into a Securities Purchase Agreement with Athyrium Opportunities II Acquisition LP as a purchaser and collateral agent, certain other purchasers and subsidiaries of Cipher as guarantors for a private offering of US$100 million of Notes in conjunction with the acquisition of Innocutis as described above under “The Business – Athyrium Debt Facility” and “Dividends”. The Securities Purchase Agreement was subsequently amended on September 30, 2015 and December 29, 2015.

Settlement Agreement

On October 2, 2015, Cipher, Ranbaxy and Galephar entered into a Settlement Agreement with Actavis which dismissed the patent litigation suit relating to Actavis’ ANDA for a generic version of Absorica® (isotretinoin capsules) as described above under “General Development of the Business – Developments in 2015”.

AUDIT COMMITTEE INFORMATION

The Audit Committee was formed on March 2, 2004 and is currently composed of Messrs. Stephen Wiseman (Chair), Gerald McDole, Stefan Aigner, William Claypool and Thomas Wellner. All of the committee members have been determined by the Board to be “independent” directors within the meaning of the TSX and NASDAQ listing standards. The Board has also determined that all members of the Audit Committee are “financially literate” as defined in the Audit Committee charter. A copy of the charter is attached hereto as Schedule A.

Relevant Education and Experience of Audit Committee Members

The following is a brief summary of the education and experience of each member of the Audit Committee relevant to the performance of his responsibility as a member of the Committee.

Audit Committee Member	Relevant Education and Experience

Stephen Wiseman (Chair)	Stephen R. Wiseman was Chair of the board of CML HealthCare Inc. until March 3, 2011. He was previously a partner of Taylor Leibow LLP, the largest independent accounting firm in the greater Hamilton and Burlington region and he continues to serve as an advisor and consultant with the firm. Mr. Wiseman is a member of the Chartered Professional Accountants of Canada and the Chartered Professional Accountants of Ontario. In addition, he holds a CFE designation from the Association of Certified Fraud Examiners. Prior to joining Taylor Leibow in 1976, Mr. Wiseman held academic positions at McMaster University, University of Regina and University of Ottawa. He earned his MBA from McMaster University and Bachelor of Commerce and Master of Arts (Economics) degrees from the University of Ottawa. Mr. Wiseman serves as Chair of Cipher’s Audit Committee.

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Audit Committee Member	Relevant Education and Experience

Gerald McDole	Mr. McDole holds a B.Sc. and a certificate of Business Management from the University of Manitoba, an MBA from Simon Fraser University, and a business administration diploma from the University of Toronto. Mr. McDole’s experience includes acting as President and CEO of AstraZeneca Canada Inc.’s pharmaceutical operations and leading the merger of Astra Pharma Inc. and Zeneca Pharma Inc. Prior to this, Mr. McDole was President and CEO of Astra Pharma Inc. In those prior roles he actively supervised people engaged in preparing, auditing, analyzing and evaluating financial statements with a level of complexity not less than those of the Company. Mr. McDole also has had significant experience as a member of the audit committee of a number of public companies.

Stefan Aigner	Dr. Aigner holds a medical degree from the University of Erlangen (Nuremberg, Germany) and is currently CEO of Inspirion Delivery Technologies, LLC, a company formed in 2008 to pursue opportunities in abuse deterrent prescription products and specialty pharmaceuticals. Dr. Aigner has held the designation of CFA (Certified Financial Analyst) since 2001. Previously, Dr. Aigner was an Executive Vice President at Alpharma, Inc. in charge of business and corporate development and prior to that he was co-founder and Executive Vice President of Reliant Pharmaceuticals, Inc. He was also a management consultant for The Wilkerson Group. In those prior roles he was involved in evaluating and analyzing financial structures and financial statements with a level of complexity not less than those of the Company.

William Claypool	Since July of 2015, Dr. Claypool has been the President and Chief Executive Officer of Hsiri Therapeutics, LLC, a development stage pharmaceutical company focused on antibiotic drugs. Prior to that, he was President and Chief Operating Officer of Hsiri Therapeutics, LLC from January of 2012. Before that he was Senior Partner at Pennmark Associates, LLC, a pharmaceutical development consulting firm, he co-founded in October 2008. He was President of Phoenix Data Systems Inc. as a wholly owned subsidiary of Bioclinica, Inc. from March 2008 until September of 2008. Before that, Dr. Claypool served as President, Chief Executive Officer and Chairman of Phoenix Data Systems, Inc. from January 2001 until its sale in March 2008. From January 2001 until June 2001, he served as President and Chief Executive Officer of The GI Company. From 1991 to 2001 Dr. Claypool held a number of senior management positions with SmithKline Beecham Pharmaceuticals, including Senior Vice President and Director of Worldwide Clinical Development and Medical Affairs. Dr. Claypool was a director at ViroPharma prior to its sale to Shire Pharmaceuticals. He was a director at Morphotek prior to its sale to Eisai Pharmaceuticals. He was also a board member of 3 Dimensional Pharmaceuticals prior to its sale to Johnson & Johnson. Dr. Claypool received his medical degree from the University of Connecticut School of Medicine and completed his residency and fellowship at the Hospital of the University of Pennsylvania.

Thomas G. Wellner	Thomas Wellner is President and Chief Executive Officer of Revera Inc. (“Rivera”), a leading owner, operator and investor in the senior living sector. Since joining Revera in early 2014, Mr. Wellner has led the organization through transformational change, developing the company’s strategic direction to grow, innovate and lead in the sector. He has worked with a number of strategic partners in Canada, the U.S. and the U.K. to grow Revera’s portfolio to more than 500 properties internationally. Mr. Wellner has extensive global experience in biotech, pharmaceuticals and health care services, previously leading a number of organizations including LifeLabs Inc., CML HealthCare Inc. and Therapure Biopharma Inc. He began his career at Eli Lilly & Company where he held a variety of global operational and leadership roles. Mr. Wellner holds an Honours Bachelor of Science degree in Life Sciences from Queen’s University and has completed the ICD Directors Education Program at Rotman School of Management as well as executive education through Harvard Business School. He sits on the boards of directors of a number of public and private companies.

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Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services by the external auditor. As set out in section 9.1(d) of the Audit Committee charter, the Audit Committee approves any non-audit services provided by the external auditor on a case-by-case basis.

External Auditor Service Fees

The fees paid or payable by the Company to PricewaterhouseCoopers LLP, the Company’s external auditor, for the periods noted below for all services performed were as follows:

	Fiscal 2015	Fiscal 2014
Audit fees (1)	$267,000	$122,600
Audit-related fees (2)	118,000	36,700
Tax fees (3)	43,950	59,015
All other fees (4)	37,000	22,500
TOTAL	$465,950	$240,815

(1)	Fees in respect of services performed in order to comply with Canadian generally accepted auditing standards (“GAAS”). In some cases, these may include an appropriate allocation of fees for tax services or accounting consultations, to the extent such services were necessary to comply with GAAS.
(2)	Fees in respect of reviews of the interim financial statements, the reports of which are provided to the Audit Committee. In 2015, this includes the review of management’s COSO documentation.
(3)	Fees in respect of services performed by the auditor’s tax professionals, except those services required in order to comply with GAAS which are included under “Audit Fees”. Tax services include assistance with tax compliance and tax planning and advice.
(4)	Fees in respect of all services not falling under any of the foregoing three categories. In 2015 the fees were related to; U.S. Form S-8 consent and support for the preparation of the Business Acquisition Report with respect to the Innocutis transaction. In 2014 the fees were related to procedures required for the NASDAQ listing.

INTEREST OF EXPERTS

The financial statements of the Company for the fiscal year ended December 31, 2015 have been audited by PricewaterhouseCoopers LLP which is independent with respect to the meaning of the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Ontario and the Public Company Accounting Oversight Board Rule 3520, Auditor Independence.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information, including directors’ and executive officers’ remuneration and indebtedness and principal holders of the Company’s securities is contained in the Company’s management information circular for its May 5, 2016 annual meeting of shareholders at which directors are to be elected. Additional financial information is available in the Company’s financial statements and MD&A for its most recently completed financial year.

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SCHEDULE A

CHARTER OF THE AUDIT COMMITTEE OF CIPHER PHARMACEUTICALS INC.

GENERAL

1.	PURPOSE AND RESPONSIBILITIES OF THE COMMITTEE

1.1	Purpose

The primary purpose of the Committee is to assist Board oversight of:

(a)	the integrity of the Corporation’s financial statements and of the accounting and financial reporting practices and procedures of the Corporation;

(b)	the adequacy of the internal and accounting controls and procedures of the Corporation;

(c)	the External Auditor’s qualifications and independence;

(d)	the performance of the Corporation’s internal audit function, if any and the External Auditor; and

(e)	the Corporation’s compliance with legal and regulatory requirements, to the extent that such requirements are relevant to the foregoing.

2.	DEFINITIONS AND INTERPRETATION

2.1	Definitions

In this Charter:

(a)	“Board” means the Board of Directors of the Corporation;

(b)	“Chair” means the chair of the Committee;

(c)	“Committee” means the audit committee of the Board;

(d)	“Corporation” means Cipher Pharmaceuticals Inc.;

(e)	“Directors” means the directors of the Corporation;

(f)	“External Auditor” means the Corporation’s independent auditor; and

(g)	“GAAP” means Canadian generally accepted accounting principles.

Any words or terms with initial capital letters which are not defined herein shall have the meanings ascribed thereto in the charter of the Directors.

2.2	Interpretation

The provisions of this Charter are subject to any Applicable Laws.

Cipher Pharmaceuticals Inc. 2015 Annual Information Form

CONSTITUTION AND FUNCTIONING OF THE COMMITTEE

3.	ESTABLISHMENT AND COMPOSITION OF THE COMMITTEE

3.1	Establishment of the Audit Committee

The Committee is hereby continued with the constitution, function and responsibilities herein set forth.

3.2	Appointment and Removal of Members of the Committee

(a)	Board Appoints Members. The members of the Committee shall be appointed by the Board.

(b)	Annual Appointments. The appointment of members of the Committee shall take place annually at the first meeting of the Board after a meeting of the shareholders at which Directors are elected, provided that if the appointment of members of the Committee is not so made, the Directors who are then serving as members of the Committee shall continue as members of the Committee until their successors are appointed.

(c)	Vacancies. The Board may appoint a member to fill a vacancy which occurs in the Committee between annual elections of Directors.

(d)	Removal of Member. Any member of the Committee may be removed from the Committee by a resolution of the Board.

3.3	Number of Members

The Committee shall consist of three or more Directors.

3.4	Independence of Members

Each member of the Committee shall be independent as defined under Applicable Laws.

3.5	Financial Literacy

(a)	Financial Literacy Requirement. Each member of the Committee shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Committee.

(b)	Definition of Financial Literacy. “Financially literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

3.6	Audit Committee Financial Expert

(a)	Attributes of an Audit Committee Financial Expert. To the extent possible, the Board shall appoint to the Committee at least one Director who has the following attributes:

(i)	an understanding of generally accepted accounting principles and financial statements;

(ii)	ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(iii)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

Cipher Pharmaceuticals Inc. 2015 Annual Information Form	A - 2

(iv)	an understanding of internal controls and procedures for financial reporting; and

(v)	an understanding of audit committee functions.

(b)	Experience of the Audit Committee Financial Expert. To the extent possible, the Board shall appoint to the Committee at least one Director who acquired the attributes in (a) above through:

(i)	education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions (or such other qualification as the Board interprets such qualification in its business judgment);

(ii)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(iii)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(iv)	other relevant experience.

4.	COMMITTEE CHAIR

4.1	Board to Appoint Chair

The Board shall appoint the Chair from the members of the Committee (or, if it fails to do so, the members of the Committee shall appoint the Chair from among its members).

4.2	Chair to be Appointed Annually

The appointment of the Committee’s Chair shall take place annually at the first meeting of the Board after a meeting of the members at which Directors are elected, provided that if the designation of Chair is not so made, the Director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

5.	COMMITTEE MEETINGS

5.1	Quorum

A quorum of the Committee shall be a majority of its members.

5.2	Secretary

The Chair shall designate from time to time a person who may, but need not, be a member of the Committee, to be Secretary of the Committee.

5.3	Time and Place of Meetings

The time and place of the meetings of the Committee, the calling of meetings and the procedure in all things at such meetings shall be determined by the Committee in accordance with the by-laws of the Corporation; provided, however, the Committee shall meet at least quarterly.

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5.4	In Camera Meetings

As part of each meeting of the Committee at which the Committee recommends that the Board approve the annual audited financial statements or at which the Committee approves the quarterly financial statements, the Committee shall meet separately with each of:

(a)	management;

(b)	the External Auditor; and

(c)	the internal auditor, if any.

5.5	Right to Vote

Each member of the Committee shall have the right to vote on matters that come before the Committee.

5.6	Invitees

The Committee may invite Directors, officers and employees of the Corporation or any other person to attend meetings of the Committee to assist in the discussion and examination of the matters under consideration by the Committee. The External Auditor shall receive notice of each meeting of the Committee and shall be entitled to attend any such meeting at the Corporation’s expense.

5.7	Regular Reporting

The Committee shall report to the Board at the Board’s next meeting the proceedings at the meetings of the Committee and all recommendations made by the Committee at such meetings.

6.	AUTHORITY OF COMMITTEE

6.1	Retaining and Compensating Advisors

The Committee shall have the authority to engage independent counsel and other advisors as the Committee may deem appropriate in its sole discretion and to set and pay the compensation for any advisors employed by the Committee. The Committee shall not be required to obtain the approval of the Board in order to retain or compensate such consultants or advisors.

6.2	Subcommittees

The Committee may form and delegate authority to subcommittees if deemed appropriate by the Committee.

6.3	Recommendations to the Board

The Committee shall have the authority to make recommendations to the Board, but shall have no decision-making authority other than as specifically contemplated in this Charter.

7.	REMUNERATION OF COMMITTEE MEMBERS

7.1	Remuneration of Committee Members

Members of the Committee and the Chair shall receive such remuneration for their service on the Committee as the Board may determine from time to time.

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7.2	Directors’ Fees

No member of the Committee may earn fees from the Corporation or any of its subsidiaries other than Directors’ fees (which fees may include cash and/or securities or options or other in-kind consideration ordinarily available to Directors, as well as all of the regular benefits that other Directors receive). For greater certainty, no member of the Committee shall accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any of its subsidiaries.

SPECIFIC DUTIES AND RESPONSIBILITIES

8.	INTEGRITY OF FINANCIAL STATEMENTS

8.1	Review and Approval of Financial Information

(a)	Annual Financial Statements. The Committee shall review and discuss with management and the External Auditor, the Corporation’s audited annual financial statements and related MD&A together with the report of the External Auditor thereon and, when appropriate, shall recommend to the Board that the Board approve the audited annual financial statements and related MD&A.

(b)	Interim Financial Statements. The Committee shall review and discuss with management and the External Auditor and, when appropriate, shall recommend to the Board that the Board approve the Corporation’s interim unaudited financial statements and related MD&A.

(c)	Material Public Financial Disclosure. The Committee shall discuss with management and the External Auditor:

(i)	the types of information to be disclosed and the type of presentation to be made in connection with earnings press releases,

(ii)	financial information and earnings guidance (if any) to be provided to analysts, investors and rating agencies, and

(iii)	press releases containing financial information (paying particular attention to any use of “pro forma” or “adjusted” non-GAAP information),

and, when appropriate, shall recommend to the Board that the Board approve any such material financial disclosure prior to its release to the public.

(d)	Procedures for Review. The Committee shall be satisfied that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements (other than financial statements, MD&A and earnings press releases, which are dealt with elsewhere in this Charter) and shall periodically assess the adequacy of those procedures.

(e)	Accounting Treatment. The Committee shall review and discuss with management and the External Auditor:

(i)	major issues regarding accounting principles and financial statement presentations including any significant changes in the Corporation’s selection or application of accounting principles and major issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies;

(ii)	analyses prepared by management and/or the External Auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements;

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(iii)	the effect of regulatory and accounting initiatives, as well as off-balance sheet structures on the Corporation’s financial statements;

(iv)	the management certifications of the financial statements as required by applicable securities laws in Canada or otherwise; and

(v)	pension plan financial statements, if any.

9.	EXTERNAL AUDITOR

9.1	External Auditor

(a)	Authority with Respect to External Auditor. The Committee shall be directly responsible for the nomination, compensation and oversight of the work of the External Auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation. In the discharge of this responsibility, the Committee shall:

(i)	have sole responsibility for recommending to the Board the person to be proposed to the Corporation’s shareholders for appointment as External Auditor for the above-described purposes as well as the responsibility for recommending such External Auditor’s compensation and determining at any time whether the Board should recommend to the Corporation’s shareholders whether the incumbent External Auditor should be removed from office;

(ii)	review the terms of the External Auditor’s engagement, discuss the audit fees with the External Auditor and be solely responsible for approving such audit fees; and

(iii)	require the External Auditor to confirm in its engagement letter each year that the External Auditor is accountable to, and shall report directly to, the Committee as the representative of shareholders.

(b)	Independence. The Committee shall satisfy itself as to the independence of the External Auditor. As part of this process the Committee shall:

(i)	assure the regular rotation of the lead audit partner as required by law and consider whether, in order to ensure continuing independence of the External Auditor, the Corporation should rotate periodically, the audit firm that serves as External Auditor;

(ii)	require the External Auditor to submit on a periodic basis to the Committee, a formal written statement delineating all relationships between the External Auditor and the Corporation and its subsidiaries and that the Committee is responsible for actively engaging in a dialogue with the External Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the External Auditor and for recommending that the Board take appropriate action in response to the External Auditor’s report to satisfy itself of the External Auditor’s independence;

(iii)	address non-audit services provided by the External Auditor as described in clause (d) below; and

(iv)	review and approve the policy setting out the restrictions on the Corporation and its subsidiaries hiring partners, employees and former partners and employees of the Corporation’s current or former External Auditor.

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(c)	Issues Between External Auditor and Management. The Committee shall:

(i)	review any problems experienced by the External Auditor in conducting the audit, including any restrictions on the scope of the External Auditor’s activities or in access to requested information;

(ii)	review any disagreements with management and, to the extent possible, resolve any disagreements between management and the External Auditor regarding financial reporting; and

(iii)	review with the External Auditor:

(A)	any accounting adjustments that were proposed by the External Auditor, but were not made by management;

(B)	any communications between the audit team and audit firm’s national office respecting significant auditing or accounting issues presented by the engagement;

(C)	the performance of the Corporation’s internal audit function and internal auditors.

(d)	Non-Audit Services.

(i)	The Committee shall either:

(A)	approve any non-audit services provided by the External Auditor or the external auditor of any subsidiary of the Corporation to the Corporation (including its subsidiaries); or
(B)	adopt specific policies and procedures for the engagement of non-audit services, provided that such pre-approval policies and procedures are detailed as to the particular service, the Committee is informed of each non-audit service and the procedures do not include delegation of the Committee’s responsibilities to management.

(ii)	The Committee may delegate to one or more members of the Committee the authority to pre-approve non-audit services in satisfaction of the requirement in the previous section, provided that such member or members must present any non-audit services so approved to the full Committee at its first scheduled meeting following such pre-approval.

(iii)	The Committee shall instruct management to promptly bring to its attention any services performed by the External Auditor which were not recognized by the Corporation at the time of the engagement as being non-audit services.

(e)	Evaluation of External Auditor. The Committee shall evaluate the External Auditor each year, and present its conclusions to the Board. In connection with this evaluation, the Committee shall:

(i)	review and evaluate the performance of the lead partner of the External Auditor;

(ii)	obtain the opinions of management and of the persons responsible for the Corporation’s internal audit function with respect to the performance of the External Auditor; and

(iii)	obtain and review a report by the External Auditor describing:

(A)	the External Auditor’s internal quality-control procedures;

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(B)	to the extent permitted by Applicable Laws and by the Canadian Public Accountability Board, any material issues raised by the most recent internal quality-control review, or peer review, of the External Auditor’s firm or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the External Auditor’s firm, and any steps taken to deal with any such issues; and

(C)	all relationships between the External Auditor and the Corporation (for the purposes of assessing the External Auditor’s independence).

(f)	Review of Management’s Evaluation and Response. The Committee shall:

(i)	review management’s evaluation of the External Auditor’s audit performance;

(ii)	review the External Auditor’s recommendations, and review management’s response to and subsequent follow-up on any identified weaknesses;

(iii)	review management’s response to significant internal control recommendations of the internal audit staff and the External Auditor;

(iv)	receive regular reports from management and receive comments from the External Auditor, if any, on:

(A)	the Corporation’s principal financial risks;

(B)	the systems implemented to monitor those risks; and

(C)	the strategies (including hedging strategies) in place to manage those risks; and

(g)	recommend to the Board whether any new material strategies presented by management should be considered appropriate and approved.

10.	INTERNAL AUDIT FUNCTION

10.1	Internal Auditor

In connection with the Corporation’s internal audit function, if any the Committee shall:

(a)	review the terms of reference of the internal auditor, if any, and meet with the internal auditor as the Committee may consider appropriate to discuss any concerns or issues;

(b)	in consultation with the External Auditor and the internal audit group, review the adequacy of the Corporation’s internal control structure and procedures designed to ensure compliance with laws and regulations and any special audit steps adopted in light of material deficiencies and controls;

(c)	review the internal control report prepared by management, including management’s assessment of the effectiveness of the Corporation’s internal control structure and procedures for financial reporting; and

(d)	periodically review with the internal auditor, if any, any significant difficulties, disagreements with management or scope restrictions encountered in the course of the work of the internal auditor.

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11.	COMPLIANCE WITH LEGAL AND REGULATORY REQUIREMENTS

11.1	Risk Assessment and Risk Management

The Committee shall discuss the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such exposures and shall report to the Board with respect thereto.

11.2	Related Party Transactions

The Committee shall review and approve all related party transactions in which the Corporation is involved or which the Corporation proposes to enter into.

11.3	Whistleblowing Policy

The Committee shall put in place, subject to approval by the Board, procedures for:

(a)	the receipt, retention and treatment of complaints received by the Corporation or its subsidiaries regarding accounting, internal accounting controls or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Corporation or its subsidiaries of concerns regarding questionable accounting or auditing matters.

12.	ANNUAL PERFORMANCE REVIEW

On an annual basis, the Committee shall follow the process established by the Board and overseen by the Nominating and Governance Committee for reviewing the performance of the Committee.

13.	CHARTER REVIEW

The Committee shall review and assess the adequacy of this Charter annually and recommend to the Board any changes it deems appropriate.

December 28, 2005 and amended August 3, 2006 and March 30, 2015 and February 23, 2016.

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